09011423

GrandSouth
BANCORPORATION

2008
ANNUAL REPORT

GrandSouth
BANCORPORATION

Dear Shareholder:

As you are aware, 2008 was a very difficult year for our economy and the banking industry. Many of our largest competitors suffered historic losses and the federal government has taken extraordinary measures to support the financial system. The operating environment is challenging and we have taken a number of steps to manage through these difficult times.

During the year, we saw earning assets increase, non interest expense moderate and positive earnings for the period. We avoided any direct exposure to sub prime mortgage loans or securities or losses on securities issued by the Government Sponsored Mortgage Enterprises. Capital was augmented in January 2009 with participation in the government's Capital Purchase Program ("CPP") or "TARP". Although we did not need the additional capital to maintain the regulatory "Well Capitalized" designation, the addition of the capital through the CPP does give our company flexibility to take advantage of any new opportunities that may arise. We have continued to manage our loan portfolio in a prudent fashion with more extensive credit review and quick response to developing problems. We have, and will continue to aggressively manage non interest expenses to ensure that we are operating as efficiently as possible.

Our management team and Board of Directors will continue to be fully engaged in managing our company through these difficult times. We will continue to maintain our focus on our customers and look for opportunities that will provide for profitable growth.

We invite you to review the results for the year of 2008 in the accompanying pages of this financial report. As always, we appreciate your support as shareholders and as customers of GrandSouth Bank.

Sincerely,

Mason Y. Garrett, Chairman

Ronald K. Earnest, President

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BUSINESS OF THE COMPANY

GrandSouth Bancorporation (the "Company") is a South Carolina corporation organized in 2000 under the laws of South Carolina for the purpose of being a bank holding company for GrandSouth Bank (the "Bank"). On October 2, 2000, pursuant to a Plan of Exchange approved by the shareholders, all of the outstanding shares of capital stock of the Bank were exchanged for shares of the Company and the Company became the owner of all of the outstanding capital stock of the Bank. The Company presently engages in no business other than that of owning the Bank and has no employees.

The Bank is a South Carolina state bank, which was incorporated and commenced operations as a commercial bank in 1998. The Bank operates from its offices in Greenville, Fountain Inn and Anderson, South Carolina. The main office is located at 381 Halton Road in Greenville, SC. One branch office is located at 325 South Main Street in Fountain Inn, South Carolina and the other is at 1601 North Fant Street, Anderson, South Carolina.

The Bank offers a full array of commercial bank services. Deposit services include business and personal checking accounts, NOW accounts, savings accounts, money market accounts, various term certificates of deposit, IRA accounts, and other deposit services. Most of the Bank's deposits are attracted from individuals and small businesses. The Bank does not offer trust or brokerage services.

The Bank offers secured and unsecured, short-to-intermediate term loans, with floating and fixed rates for commercial, consumer and residential purposes. Consumer loans include car loans, home equity improvement loans (secured by first and second mortgages), personal expenditure loans, education loans, overdraft lines of credit, and the like. Commercial loans include short-term unsecured loans, short and intermediate term real estate mortgage loans, loans secured by listed stocks, loans secured by equipment, inventory, accounts receivable, and the like. Management believes that the credit staff possesses knowledge of the community and lending skills sufficient to enable the Bank to maintain a sufficient volume of high quality loans.

CAUTIONARY NOTICE WITH RESPECT TO FORWARD LOOKING STATEMENTS

This report contains "forward-looking statements" within the meaning of the securities laws. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements.

All statements that are not historical facts are statements that could be "forward-looking statements." You can identify these forward-looking statements through the use of words such as "may," "will," "should," "could," "would," "expect," "anticipate," "assume, "indicate," "contemplate," "seek," "plan," "predict," "target," "potential," "believe," "intend," "estimate," "project," "continue," or other similar words. Forward-looking statements include, but are not limited to, statements regarding the Company's future business prospects, revenues, working capital, liquidity, capital needs, interest costs, income, business operations and proposed services.

These forward-looking statements are based on current expectations, estimates and projections about the banking industry, management's beliefs, and assumptions made by management. Such information includes, without limitation, discussions as to estimates, expectations, beliefs, plans, strategies, and objectives concerning future financial and operating performance. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from those expressed or forecasted in such forward-looking statements. The risks and uncertainties include, but are not limited to:

- future economic and business conditions;
- lack of sustained growth in the economies of the Company's market areas;
- government monetary and fiscal policies;
- the effects of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;
- the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, and insurance services, as well as competitors that offer banking products and services by mail, telephone, computer and/or the Internet;
- credit risks;
- higher than anticipated levels of defaults on loans;
- perceptions by depositors about the safety of their deposits;
- capital adequacy;

- the failure of assumptions underlying the establishment of the allowance for loan losses and other estimates, including the value of collateral securing loans;
- ability to weather the current economic downturn;
- loss of consumer or investor confidence;
- availability of liquidity sources;
- the risks of opening new offices, including, without limitation, the related costs and time of building customer relationships and integrating operations as part of these endeavors and the failure to achieve expected gains, revenue growth and/or expense savings from such endeavors;
- changes in laws and regulations, including tax, banking and securities laws and regulations;
- changes in accounting policies, rules and practices;
- changes in technology or products may be more difficult or costly, or less effective, than anticipated;
- the effects of war or other conflicts, acts of terrorism or other catastrophic events that may affect general economic conditions and economic confidence; and
- other factors and information described in this report and in any of the other reports that we file with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

All forward-looking statements are expressly qualified in their entirety by this cautionary notice. The Company has no obligation, and does not undertake, to update, revise or correct any of the forward-looking statements after the date of this report. The Company has expressed its expectations, beliefs and projections in good faith and believes they have a reasonable basis. However, there is no assurance that these expectations, beliefs or projections will result or be achieved or accomplished.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Company's common stock trades over the counter and trades are reported on the OTC Bulletin Board (the "OTCBB") under the symbol "GRRB." Although trading in the Company's stock is limited (only 21,600 shares were reported to have traded in 2008), the following table shows the reported high and low bid prices of the Company's common stock reported by the OTCBB and the per share amounts of cash dividends paid for the periods shown. The sales prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

	Years ended December 31,					
	2008			2007		
	Sales Prices		Cash Dividends	Sales Prices		Cash Dividends
	Low	High	Paid	Low	High	Paid
First Quarter	$ 10.00	$ 11.00	$ 0.02	$ 16.75	$ 19.05	$ 0.02
Second Quarter	$ 9.00	$ 10.75	0.02	$ 12.00	$ 17.00	0.02
Third Quarter	$ 5.00	$ 9.75	0.02	$ 11.02	$ 12.20	0.02
Fourth Quarter	$ 4.05	$ 8.00	0.02	$ 9.50	$ 12.00	0.02

As of March 23, 2009, there were approximately 560 shareholders of the Company's common stock, excluding individual participants in security position listings.

In each of 2008 and 2007, the Company paid cash dividends of $.08 per share. The dividend policy of the Company as well as the Bank is subject to the discretion of their respective Boards of Directors and depends upon a number of factors, including earnings, financial condition, cash needs and general business conditions, as well as applicable regulatory considerations. South Carolina banking regulations restrict the amount of cash dividends that can be paid to the Company by the Bank. Any of the banking subsidiary's dividends to the parent company which exceed in amount the amount of the subsidiary's current year-to-date earnings ($1,659 at December 31, 2008) are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the banking subsidiary to the parent company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. Furthermore, in the event that interest payments on the junior subordinated debentures are deferred by the Company, the Company would be restricted in its ability to pay dividends on its common stock. In January, 2009 the Company issued preferred stock to the US Treasury under the Capital Purchase Program. The terms of that preferred stock provide for various restrictions on the ability of the Company to pay or increase its dividends and to repurchase its common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion is intended to assist in understanding the consolidated financial condition and results of operations of the Company, and should be read in conjunction with the Company's consolidated financial statements and related notes contained elsewhere herein. All dollar amounts are in thousands except for per share amounts, unless otherwise noted. Per share net income and net income, assuming dilution, have been adjusted to reflect stock dividends.

During the second half of 2008, severe economic and credit market disruptions caused by increasing foreclosure rates and valuation difficulties related to sub-prime and other problem mortgages led to significant losses in stock valuations and sharp and sudden decreases in the availability of credit for companies of all sizes. Interest rates associated with short-term US Treasury securities reached historically low levels as some investors preferred to entrust their funds to entities presumed riskless regardless of rate. The Federal Reserve pushed its target rate for federal funds lower, as well.

In their efforts to mitigate the factors constraining the flow of credit and to restore confidence in the banking system, Congress enacted legislation and governmental agencies implemented programs designed to alleviate the fears of bank depositors (by temporarily increasing the limits on insured interest-bearing deposits to $250 per account owner and temporarily eliminating the cap on the amount of insured noninterest bearing demand deposits) and to provide guarantees for constant dollar money market mutual funds investors. The legislation and programs also made available additional capital for banks and other financial institutions in the form of direct preferred stock investments by the US Treasury, and through various other measures which continue to be added to and refined. In addition, the Federal Reserve expanded the types of assets eligible to be used as collateral for discount window borrowings and the types of entities that could use those services. Early in the fourth quarter of 2008, the Federal Reserve Bank began paying interest on bank's holdings of required reserves with the Federal Reserve and various programs were implemented to increase the availability of credit from the Federal Reserve by an expanded range of companies.

The demise of several of the large investment houses and the closing or forced mergers of a few large and recognizable commercial banking companies caused depositors to become concerned about the ongoing viability of their own banks and made them more acutely aware of the FDIC insurance coverage of their deposits. Accordingly, in some cases, the Company's depositors, and those with funds on deposit at other financial institutions, took action to maximize the amount of funds covered by FDIC insurance. This resulted in funds flowing from one institution to another as customers decreased the amount of their funds held by any one institution to the insurance limit. Because there are several larger financial institutions in the Company's market areas which likely could have held significant amounts of such deposits, management believes that the Bank was a net recipient of such funds; i.e., the amount of such funds flowing to the Bank exceeded the amount that the Bank's customers moved to other banks. Because the depositors' primary concern was about the safety of principal, the Bank could compete for the funds without having to increase the rates it offered for deposits. However, management maintained the rates the Bank paid for deposits at levels competitive with other local institutions to enhance the likelihood that it could retain those accounts in the future and also increased the level of wholesale funding utilized. By participating in the Certificate of Deposit Account Registry Service ("CDARS") program, the Bank is able to offer to its depositors deposit insurance in excess of the $250 limit currently applicable to time deposits.

To further address depositors' concerns about the safety of bank deposits and debt instruments, the FDIC, through its Temporary Liquidity Guarantee Program, provided financial institutions with options to accept unlimited insurance coverage for noninterest bearing transaction accounts (including certain low-interest NOW and IOLTA accounts, but excluding money market deposit accounts) through December 31, 2009 and, separately, the FDIC's guarantee of a portion of an institution's unsecured senior debt with a term of at least 31 days. The FDIC's guarantee of such debt lasts until the earlier of the maturity of the debt or June 30, 2012, provided the institution does not opt out of the program. If an institution participates in these optional programs, its deposit insurance assessments will increase more than if did not participate. The Company and the Bank opted out of the debt guarantee program but the Bank continues to participate in the expanded deposit insurance program.

The U.S. Treasury's Capital Purchase Program ("CPP") was implemented to provide additional capital to healthy financial institutions. Under this program, the Treasury purchases preferred stock and, in some cases, receives warrants to purchase common stock. Under the terms of the sale, limits are imposed on the amounts of dividends that the recipients may pay to common stockholders and on certain other activities as well. The Company sold 9,450 shares of cumulative non-voting preferred stock under the CPP on January 9, 2009.

Critical Accounting Policies

The Company has adopted various accounting policies, which govern the application of accounting principles generally accepted in the United States of America in the preparation of the Company's financial statements. The Company's significant accounting policies are described in the footnotes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management, which have a material effect on the carrying amounts of certain assets and liabilities. Management considers these accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable in the circumstances. Because of the nature of the judgments and assumptions made by management, however, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting estimate that requires the most significant judgments and estimates used in the preparation of its consolidated financial statements. Refer to the "Allowance for Loan Losses" section below for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

Financial Condition

	Years ended December 31,	
	2008	2007
	(Dollars in thousands)	
Total assets	$ 375,017	$ 345,124
Loans, net	297,523	259,786
Investments and federal funds sold	49,733	64,752
Cash and due from banks	10,782	4,585
Total liabilities	350,661	322,657
Deposits	310,885	305,639
Short-term borrowings	-	5,000
Long-term Federal Home Loan Bank advances	29,000	-
Junior subordinated debt	8,247	8,247
Shareholders' equity	24,356	22,467

The major components of the Company's balance sheets are:

As a result of recent events in the financial markets and the response of Congress and the regulators as discussed above, by the end of 2008 the Bank reduced its federal funds sold position.

Due to the economic slowdown in the Company's market area, the Bank experienced a decrease in loan demand across all sectors of its loan portfolio during the third and fourth quarters of 2008. The decrease was especially pronounced in the demand for new construction and land development loans due to credit market disruptions and increased foreclosure rates. Consequently, loan growth during the last six months was only slightly more than half of the growth experienced in the first six months of the year. During the second half of 2008, the Bank experienced a significant increase in nonaccrual and other problem loans.

The Bank experienced only modest growth in deposits during 2008. Brokered deposits totaled $40,346, or 13.0% of total deposits as of December 31, 2008 compared with $16,857, or 5.5% of total deposits, as of December 31, 2007. The FDIC is in the process of implementing changes to the calculation it uses in assessing insured banks' deposit insurance premiums to include a larger factor for banks that fund rapid asset growth by the use of brokered deposits. Consequently, it is likely that the Bank's deposit insurance expenses in future periods will be higher for funding sources such as brokered deposits relative to other more traditional deposit products. The Bank borrowed $29,000 from the Federal Home Loan Bank of Atlanta in the second quarter of 2008 to match the maturities and secure funding for loans originated.

Issuance of Junior Subordinated Debentures

On May 3, 2006, the Company sponsored the creation of a Delaware statutory trust, GrandSouth Capital Trust I (the "Trust"), and is the sole owner of the $247 in common securities issued by the Trust. On May 10, 2006, the Trust issued $8,000 in floating rate capital securities. The proceeds of this issuance, and the amount of the Company's investment in the common securities, were used to acquire $8,247 principal amount of the Company's floating rate junior subordinated debt securities due 2036 ("Debentures"). The debentures are prepayable without penalty any time after their fifth anniversary. These securities, and the accrued interest thereon, now constitute the Trust's sole assets. Under current Federal Reserve regulations, these securities are eligible to be treated as Tier 1 capital by the Company. Upon repayment or redemption of the Debentures, the Trust will use the proceeds of the transaction to redeem an equivalent amount of capital securities and common securities. The Trust's obligations under the capital securities are unconditionally guaranteed by the Company. For further discussion, please see Note 9 to the Company's consolidated financial statements.

Earnings Performance

Net income for 2008 was $1,348, a decrease of $1,451, or 51.8%, from net income of $2,799 for 2007. Net interest income for 2008 was $636 less than for 2007. The 2008 provision for loan losses was $2,880, an increase of $1,835, or 175.6%, over the amount for 2007. Income tax expense for 2008 was $732, a decrease of $848 from the 2007 amount.

Net income for 2007 was $2,799, a decrease of $461, or 14.1%, from net income of $3,260 for 2006. While net interest income for 2007 increased only slightly over the 2006 amount, noninterest expenses increased significantly. Salaries and benefits, premises and equipment, data processing and printing, postage and supplies expenses were higher, primarily because 2007 was the first full-year of operation of the new Anderson branch office. In addition, significantly higher professional fees were incurred to ensure that the Company continues to comply with increasingly stringent regulatory requirements.

Net Interest Income

Net interest income is the amount of interest earned on interest-earning assets (loans, investment securities, interest-earning deposits in other banks, and federal funds sold) less the interest expense incurred on interest-bearing liabilities (interest-bearing deposits and borrowed money), and is the principal source of the Bank's earnings. Net interest income is affected by the level of interest rates, the volume and mix of interest earning-assets and interest-bearing liabilities and the relative funding of interest-earning assets.

2008 Compared with 2007

Net interest income for 2008 decreased by $636 from the 2007 amount. Interest income for 2008 decreased by $2,201 from the 2007 amount and interest expense decreased by $1,565. Decreases in market interest rates were primarily responsible for these decreases.

The average yield on loans was 7.65% for 2008, a decrease of 188 basis points from the 2007 yield. Loans are the largest component of the Company's earning assets and, accordingly, the largest determinant of its interest income. Approximately 51% of the Company's loans are variable rate loans. Consequently, as interest rates fell during 2008, the rates associated with those variable rate loans were lowered as well. Fixed rate loans originated and renewed during 2008 were also subject to yield reductions. The significant increase in nonaccrual loans during 2008, and the accompanying effects on interest income of the reversal of previously recorded but uncollected income and the cessation of future accruals, also contributed to the decrease in interest income on loans. Interest income from federal funds sold and interest bearing accounts with other banks also were affected significantly by lower market rates.

Interest expense on deposit accounts decreased for all categories of deposits except for NOW accounts. The Bank offers a high-yielding tiered-rate NOW deposit account which requires that the customer maintain only a relatively low balance in order to earn a higher rate of interest. The Bank uses these accounts both to attract deposit customers from other institutions and to increase sales of multiple products to its pre-existing customers.

During 2008, the Company increased significantly its use of fixed rate long-term funds borrowed from the Federal Home Loan Bank of Atlanta. During the first six months of 2008, the Company received proceeds of $29,000 from such advances at an average interest rate of 3.62%. Maturities of the advances at their inception ranged from one to five years.

The level of such long-term borrowings currently used is low relative to the Bank's history and to other banks in its peer group.

2007 Compared with 2006

Net interest income for 2007 increased by only $154 over the 2006 amount. Interest income for 2007 increased by $3,233 over the 2006 amount, primarily as a result of higher average volumes of investment securities and loans. Yield on loans decreased slightly during 2007 because of decreases in interest rates that occurred late in the year.

Higher volumes of interest-bearing liabilities combined with higher rates paid for such funds to increase interest expense for 2007 by $3,079 over the 2006 amount. In particular, expenses related to money market accounts increased significantly. The increased expense is almost entirely due to higher average amounts of such deposits, which were a result of the highly competitive rates paid by the Company. The success realized in the deposit-gathering function allowed the Company to reduce, on average, its reliance on short-term borrowed funds and Federal Home Loan Bank advances during the year.

The table, "Average Balances, Income and Expense, Yields and Rates", provides an analysis of the average amounts of the Company's assets and liabilities and the effective yields and rates on the categories of average interest earning assets and interest bearing liabilities for the years ended December 31, 2008, 2007 and 2006.

Average Balances, Income and Expense, Yields and Rates

	2008			2007			2006		
	Average Balances (1)	Income/ Expense	Yields/ Rates	Average Balances (1)	Income/ Expense	Yields/ Rates	Average Balances (1)	Income/ Expense	Yields/ Rates
				(Dollars in thousands)					
Assets									
Federal funds sold and interest bearing accounts with other banks	$ 11,665	$ 217	1.86%	$ 10,672	$ 583	5.46%	$ 13,144	$ 651	4.95%
Investments and other securities (2)	55,165	2,799	5.07%	50,347	2,435	4.84%	36,451	1,622	4.45%
Loans (2) (3) (4)	282,857	21,627	7.65%	250,024	23,826	9.53%	215,673	21,338	9.89%
Total interest earning assets	349,687	24,643	7.05%	311,043	26,844	8.63%	265,268	23,611	8.90%
Cash and due from banks	4,233			4,422			4,087		
Allowance for loan losses	(3,261)			(2,765)			(2,831)		
Premises and equipment	4,863			5,038			4,938		
Other assets	9,795			8,629			8,508		
Total assets	$ 365,317			$ 326,367			$ 279,970		
Liabilities and shareholders' equity									
Interest bearing deposits									
NOW accounts	$ 7,236	$ 168	2.32%	$ 3,924	$ 62	1.58%	$ 2,934	$ 8	0.27%
Savings	581	1	0.17%	616	3	0.49%	656	3	0.46%
Money market accounts	101,210	2,821	2.79%	92,373	3,940	4.27%	66,774	2,805	4.20%
Time deposits	182,663	8,137	4.45%	180,340	9,306	5.16%	160,594	7,229	4.50%
Total interest bearing deposits	291,690	11,127	3.81%	277,253	13,311	4.80%	230,958	10,045	4.35%
FHLB advances	21,773	796	3.66%	169	10	5.92%	6,905	301	4.36%
Other borrowings	17	-	0.00%	-	-	0.00%	1,401	106	7.57%
Junior subordinated debentures	8,247	432	5.24%	8,247	599	7.26%	5,267	389	7.39%
Total interest bearing liabilities	321,727	12,355	3.84%	285,669	13,920	4.87%	244,531	10,841	4.43%
Noninterest bearing demand deposits	16,570			15,970			14,296		
Other liabilities	3,121			3,746			3,188		
Shareholders' equity	23,899			20,982			17,955		
Total liabilities and shareholders' equity	$ 365,317			$ 326,367			$ 279,970		
Interest rate spread (5)			3.21%			3.76%			4.47%
Net interest income and net yield on earning assets (6)		$12,288	3.51%		$12,924	4.16%		$12,770	4.81%
Interest free funds supporting earning assets (7)	$ 27,960			$ 25,374			$ 20,737		

Years ended December 31,

(1) Average balances are computed on a daily basis.
(2) Income and yields on tax-exempt securities and loans have not been adjusted on a tax equivalent basis.
(3) Nonaccrual loans are included in the average loan balances and income on such loans generally is recognized on a cash basis.
(4) Includes immaterial amounts of loan fees.
(5) Total interest earning assets yield less the total interest bearing liabilities rate.
(6) Net interest income divided by total interest earning assets.
(7) Total interest earning assets less total interest bearing liabilities.

The table, "Volume and Rate Variance Analysis", provides a summary of changes in net interest income resulting from changes in volumes of interest earning assets and interest bearing liabilities (change in volume times old rate), and the rates earned and paid on such assets and liabilities (change in rate times old volume).

Volume and Rate Variance Analysis

	2008 Compared with 2007			2007 Compared with 2006		
	Volume (1)	Rate (1)	Total	Volume (1)	Rate (1)	Total
	(Dollars in thousands)					
Federal funds sold and interest bearing accounts with other banks	$ 50	$ (416)	$ (366)	$ (130)	$ 62	$ (68)
Investment securities	240	124	364	662	151	813
Loans	2,882	(5,081)	(2,199)	3,296	(808)	2,488
Total interest income	3,172	(5,373)	(2,201)	3,828	(595)	3,233
Interest bearing deposits						
NOW accounts	68	38	106	4	50	54
Savings accounts	-	(2)	(2)	-	-	-
Money market accounts	349	(1,468)	(1,119)	1,091	44	1,135
Time deposits	119	(1,288)	(1,169)	948	1,129	2,077
FHLB advances	791	(5)	786	(389)	98	(291)
Other borrowings	-	-	-	(106)	-	(106)
Junior subordinated debentures	-	(167)	(167)	216	(6)	210
Total interest expense	1,327	(2,892)	(1,565)	1,764	1,315	3,079
Change in net interest income	$ 1,845	$ (2,481)	$ (636)	$ 2,064	$ (1,910)	$ 154

(1) The rate/volume variance for each category has been allocated on a consistent basis between rate and volume variances based on the percentage of rate or volume variance to the sum of the two absolute variances except in categories having balances in only one period. In such cases, the entire variance is attributed to volume variances.

Management currently expects that interest rates will be likely to remain mostly unchanged during the first half of 2009 due to the problems in the housing and credit markets and actions that may be taken by the Federal Reserve. During the second half of the year, the trend in interest rates could take widely divergent paths depending on developments in unemployment levels, changes in expectations about inflation and/or recession, oil prices, etc. While management has not presently identified any specific factors that it believes might cause market interest rates to increase or decrease rapidly in a short period of time, changes in interest rates that could significantly affect the Company, either positively or negatively, are possible. Management believes that net interest income should increase somewhat during 2009 as certificates of deposit mature and are repriced at the current lower rates offered.

Interest Rate Sensitivity

Interest rate sensitivity measures the timing and magnitude of the repricing of assets compared with the repricing of liabilities and is an important part of asset/liability management. The objective of interest rate sensitivity management is to generate stable growth in net interest income, and to control the risks associated with interest rate movements. Management constantly monitors interest rate risk exposures and the expected interest rate environment so that adjustments in interest rate sensitivity can be timely made.

The table, "Interest Sensitivity Analysis", indicates that, on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets at the end of 2008 by $79,749, resulting in a cumulative gap ratio of .71. When interest sensitive assets exceed interest sensitive liabilities for a specific repricing "horizon," a positive interest sensitivity gap results. The gap is negative when interest sensitive liabilities exceed interest sensitive assets, as was the case at the end of 2008 with respect to the one-year time horizon. For a bank with a negative gap, falling interest rates would ordinarily be expected to have a positive effect on net interest income and rising rates would ordinarily be expected to have a negative effect.

The table, "Interest Sensitivity Analysis", reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the loans' final maturity dates. Variable rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Securities are reflected at the earlier of each instrument's ultimate maturity or contractual repricing date. Overnight federal funds sold are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval. These liabilities are subject to contractual arrangements that allow management to vary the rates paid on these deposits within a thirty-day or shorter period. However, the Company is not obligated to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates. Variable rate time deposits, principally individual retirement accounts, are reflected at the earlier of their next repricing or maturity dates.

Interest Sensitivity Analysis

	December 31, 2008				
	Within 3 Months	Over 3 to 12 Months	Over 12 Months	Nonaccrual Loans	Total
			(Dollars in thousands)		
Interest earning assets					
Interest bearing deposits due from banks	$ 8,453	$ -	$ 2,000	$ -	$ 10,453
Federal funds sold	429	-	-	-	429
Securities	-	563	46,815	-	47,378
Federal Home Loan Bank stock	1,926	-	-	-	1,926
Loans	164,602	23,646	106,888	6,497	301,633
Total interest earning assets	175,410	24,209	155,703	6,497	$ 361,819
Interest bearing liabilities					
Interest bearing deposits					
NOW accounts	$ 9,124	$ -	$ -	$ -	$ 9,124
Savings and money market accounts	92,714	-	-	-	92,714
Time deposits $100M and over	13,684	36,472	10,662	-	60,818
Other time deposits	33,835	80,292	18,771	-	132,898
Total interest bearing deposits	149,357	116,764	29,433	-	295,554
Federal Home Loan Bank advances	5,000	-	24,000	-	29,000
Junior subordinated debentures	8,247	-	-	-	8,247
Total interest bearing liabilities	162,604	116,764	53,433	-	$ 332,801
Interest sensitivity gap	$ 12,806	$ (92,555)			
Cumulative interest sensitivity gap	$ 12,806	$ (79,749)			
Gap ratio	1.08	0.21			
Cumulative gap ratio	1.08	0.71			

Provision for Loan Losses

The allowance for loan losses is established through charges to expense in the form of a provision for loan losses. The level of the allowance for loan losses is based on management's judgment of the amount sufficient to absorb losses inherent in the loan portfolio. Loan losses or recoveries are charged or credited directly to the allowance. The provision for losses for 2008 was $2,880, an increase of $1,835 over the 2007 provision. This increase resulted from significantly higher amounts of net charge-offs and non-performing loans during 2008. The 2007 provision was $1,045, a decrease of $65 from the amount provided in 2006. This decrease resulted primarily from a reduction in the amount of net charge-offs from $1,737 in 2006 to $525 in 2007.

See "Allowance for Loan Losses" and "Critical Accounting Policies" for further information about the methodology used and factors considered by management in determining the amount of the allowance for loan losses.

Noninterest Income

Noninterest income for 2008 totaled $754, an increase of $92 over the 2007 amount, primarily due to a $94 increase in service charges on deposit accounts. Also contributing to the increase were a $40 turnaround in gains and losses from sales of investment securities and a $40 gain on the sale of premises and equipment.

Noninterest income for 2007 decreased by $97 from the 2006 amount because of non-recurring gains of $119 realized on sales of assets acquired in settlement of loans in 2006 and losses of $24 realized on dispositions of investment securities in 2007. Service charges on deposit accounts increased by $31 over the 2006 amount due to larger account volumes resulting from the opening of the Anderson, SC branch office.

Noninterest Expenses

Noninterest expenses for 2008 totaled $8,082, a decrease of $80 from the 2007 amount. Premises and equipment expenses for 2008 were $671, a decrease of $156 from the 2007 amount. Insurance costs fell by $87 as the Company increased the deductibles for some of its policies. Expenses for printing, postage and supplies decreased due to lower volumes of, and price reductions in, courier services for the Bank's automobile floor plan lending division. Professional fees for 2008 were $106 less than for 2007 due to the non-recurring nature of some of the services obtained in 2007.

Noninterest expenses for 2007 increased by $764, or 10.3%, over the 2006 amount. Salaries and employee benefits increased by $328 due to an increase of $107 in the amounts of incentive compensation and automobile allowances, an increase of $51 in matching contributions to the Company's 401(k) plan due to a change in the Company's matching contribution formula, and $142 from the deferral of costs associated with loan originations in accordance with SFAS 91. Also, 2007 was the first full year of operation of the Bank's Anderson office. Professional fees increased by $226 due to the Company's efforts to assess its system of internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act of 2002, and services in connection with assessment of the impact of Internal Revenue Code Section 409A on various executive deferred compensation arrangements and amendments to the arrangements resulting therefrom. Insurance expenses increased by $81 primarily due to higher FDIC assessments for federal deposit insurance coverage. Data processing expenses increased by $86 due to higher numbers of deposit accounts.

Income Taxes

Income tax expense for 2008 was $732, a decrease of $848 from the 2007 amount, due to lower net income before income taxes and a $220 increase in income from nontaxable investment securities. Income tax expense for 2007 decreased by $181 from the 2006 amount due to lower amounts of taxable income. Income from nontaxable investment securities increased by $285 over the 2006 amount. The effective tax rates were 35.2%, 36.1%, and 35.1% in 2008, 2007 and 2006, respectively. The effective tax rates decreased in 2008 primarily because of the increase in nontaxable investment income and increased in 2007 primarily due to increased nondeductible expenses, including share-based compensation recorded for incentive stock options granted.

Investment Portfolio

As of December 31, 2008, the Bank's investment portfolio, excluding investments required for membership in the Federal Home Loan Bank of Atlanta, was approximately 13% of total assets. The following table summarizes the carrying value amounts of investments held as of December 31, 2008, 2007 and 2006. The Bank had no trading or held-to-maturity securities at any of the dates shown.

During 2008, the Company did not invest significantly in any class of investment securities, as only $3,199 of investment securities were purchased. Maturities, calls, paydowns and sales of such instruments totaled $15,544 during the year. During 2007, the Bank significantly increased the amounts invested in state, county and municipal bonds and in mortgage-backed securities issued by government-sponsored enterprises as management sought to increase income production from these instruments.

Securities Portfolio Composition

	December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Available-for-sale			
Government-sponsored enterprises (GSEs)	$ 11,478	$ 19,544	$ 22,469
State, county and municipal	13,393	13,289	3,339
Mortgage-backed securities issued by GSEs	22,507	26,734	15,838
Total available-for-sale	$ 47,378	$ 59,567	$ 41,646

The following table presents maturities and weighted average yields of securities at December 31, 2008. Yields on tax-exempt state, county and municipal obligations have not been computed on a taxable-equivalent basis.

Securities Portfolio Maturities and Yields

	December 31, 2008									
	Within One Year (1)		After One Year Through Five Years (1)		After Five Years Through Ten Years (1)		After Ten Years (1)		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)									
Government-sponsored enterprises	$ -	0.00%	$ 7,144	5.66%	$ 4,334	5.53%	$ -	0.00%	$ 11,478	5.61%
State, county and municipal	-	0.00%	-	0.00%	1,174	3.93%	12,219	4.23%	13,393	4.20%
Mortgage-backed securities issued by GSEs	563	4.14%	3,609	4.00%	1,428	4.76%	16,907	5.74%	22,507	5.36%
Total	$ 563	4.14%	$ 10,753	5.10%	$ 6,936	5.10%	$ 29,126	5.11%	$ 47,378	5.09%

(1) Maturity categories based upon final stated maturity dates. Average maturity is substantially shorter because of the monthly return of principal on certain securities.

Government-sponsored enterprises ("GSEs") are agencies and corporations established by the U.S. Government, including, among others, the Federal Home Loan Banks, Federal National Mortgage Association ("FNMA") , and Federal Home Loan Mortgage Corporation ("FHLMC"). Debt securities issued by these enterprises are not obligations of the U.S. Government and are not backed by the full faith and credit of the U.S. Government or otherwise guaranteed by the U.S. Government. Late in 2008, FNMA and FHLMC were placed into conservatorship and their debt obligations were effectively assumed by the U.S. Government when the U.S. Treasury intervened to recapitalize those entities. Evidencing the relatively high-quality of the GSE issuers, however, their debt securities generally are eligible to be used as security for public deposits of the U.S. Treasury, government agencies and corporations and states and other political subdivisions. The Company believes that its investment in these securities at these levels is prudent, given the excellent credit ratings enjoyed by the GSEs. The mortgage-backed securities in the Company's portfolio are not backed by sub-prime mortgages.

On an ongoing basis, management assigns securities upon purchase into one of three categories (trading, available-for-sale or held-to-maturity) based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Company has never held securities for trading purposes. During 2008, the Company realized gains of $16 on the disposition of available-for-sale investment securities. In 2007, the Company realized losses of $24 on such securities and no such activity occurred in 2006. No transfers of available-for-sale or held-to-maturity securities to other categories were made in any of the years 2006 through 2008.

As of December 31, 2008, the Company held debt obligations of individual GSEs as follows: Federal Home Loan Banks - $7,156; Federal Home Loan Mortgage Corporation - $8,996; and Federal National Mortgage Association - $17,833.

As of December 31, 2008, the Company did not have any concentrations in debt securities that are payable from and secured by the same source of revenue or taxing authority of any state, county and municipal issuers in an amount equal to 10% or more of shareholders' equity.

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no concentrations of loans in any particular individual, industry or groups of related individuals or industries, and there are no foreign loans. The Company's loan portfolio is, however, dependent upon economic and other factors that affect its local market areas.

The amounts of loans outstanding as of the end of each of the last five years, and the percentage of each category to total loans, are shown in the following tables according to type of loan:

Loan Portfolio Composition

	December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Commercial, financial and agricultural	$ 42,734	$ 44,640	$ 35,783	$ 41,915	$ 33,644
Real estate - construction	75,537	84,458	65,096	39,895	39,170
Real estate - mortgage	178,387	128,633	120,673	110,694	96,984
Consumer installment	4,975	4,998	5,209	7,858	6,660
Total loans	$ 301,633	$ 262,729	$ 226,761	$ 200,362	$ 176,458

Percentage Loan Portfolio Composition

	December 31,				
	2008	2007	2006	2005	2004
Commercial, financial and agricultural	14.2%	17.0%	15.8%	20.9%	19.1%
Real estate - construction	25.0%	32.1%	28.7%	19.9%	22.2%
Real estate - mortgage	59.1%	49.0%	53.2%	55.2%	55.0%
Consumer installment	1.7%	1.9%	2.3%	4.0%	3.7%
Total loans	100.0%	100.0%	100.0%	100.0%	100.0%

A certain degree of risk taking is inherent in the extension of credit. Management has established loan and credit policies and practices designed to control both the types and amounts of risks assumed, and to minimize losses. Such policies and practices include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Commercial, financial and agricultural loans primarily represent loans to businesses, and may be made on either a secured or an unsecured basis. When taken, collateral usually consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by the customer's business, and the debt service capacity of a business can deteriorate due to downturns in national and local economic conditions. To control risk, management performs initial and continuing analyses of customers' financial information.

Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and nonfarm, nonresidential real estate. Generally, loan-to-cost ratios are limited to 80% and the Bank reviews the financial ability of the borrower to meet the guidelines of permanent financing prior to the advancement of construction loan proceeds. Due to the short-term nature of its funding sources, the Bank generally does not provide permanent financing for these properties. The Bank experienced significant growth in construction loans in 2007 and 2006. During 2008, the Company's exposure to construction loans decreased by $8,921. In light of recent developments in the housing and credit markets, management currently expects that the Company will maintain or decrease its amount of construction loans due to the lack of demand for housing in the local market.

Loans secured by real estate mortgages comprised approximately 59%, 49% and 53% of the Company's loan portfolio at the end of 2008, 2007 and 2006, respectively. Real estate mortgage loans grew by $49,754 in 2008, by $7,960 during 2007 and by $9,979 during 2006. Residential real estate loans consist mainly of first and second mortgage loans on single family homes, with some multifamily home loans. Loan-to-value ratios for these instruments are generally limited to 80%.

The Bank offers a variety of fixed-rate residential real estate loan products. Loans retained in-house generally have repayment amounts based on either 15 or 30 year terms and include 5-year balloon-payment provisions. Underwriting for these loans is performed in-house within the limits of loan officers' lending authorities and the loans typically are renegotiated near the end of the balloon period. In addition, conventional, variable rate mortgage loans may be originated and closed by the Bank in the name of other financial institutions in exchange for an origination fee. Such loans are not funded by the Bank.

Nonfarm, nonresidential real estate loans are secured by business and commercial properties with loan-to-value ratios generally limited to 80%. These loans made up $108,417 of the $178,387 in real estate mortgage loans as of December 31, 2008 and $78,095 of the $128,633 in real estate loans reported at December 31, 2007. At December 31, 2008 and 2007, the Bank had 10 loans totaling $5,001 and 5 loans totaling $1,349, respectively, in this category with initial loan-to-value ratios exceeding 100%.

The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment. The Company does not originate high-risk mortgage loans such as so-called option ARMs, loans with high debt-to-worth ratios (without requiring the purchaser to obtain private mortgage insurance), loans with fixed monthly payment amounts that are less than the interest accrued on the loan, or loans with low initial monthly payments that increase to much higher levels at some future time.

Real estate values in the Company's market areas, particularly residential real properties, have so far remained relatively steady and have not suffered the precipitous decreases seen in some areas, though there can no assurances that this stability will continue. However, there has been a trend toward a longer marketing period required to sell properties. As a result, real estate collateral has become a somewhat less reliable source of prompt repayment when a borrower defaults, but it remains, nevertheless, a valuable source.

Maturity and Interest Sensitivity Distribution of Loans

The following table sets forth the maturity distribution of the Company's commercial, financial and agricultural loans and its real estate – construction loans, as of December 31, 2008, as well as the type of interest requirement on such loans.

	December 31, 2008			
	Due in One Year or Less	Due after One through Five Years	Due after Five Years	Total
	(Dollars in thousands)			
Commercial, financial and agricultural	$ 26,616	$ 8,695	$ 7,423	$ 42,734
Real estate - construction	45,420	30,117	-	75,537
Above loans with fixed rate and due after one year				$ 19,434
Above loans with variable rate and due after one year				$ 26,801

Nonperforming Loans; Assets Acquired in Settlement of Loans

Generally, when a loan is 90 days past due as to interest or principal or when payment in full is not anticipated, the accrual of interest income is discontinued. A nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. When it is probable the Bank will be unable to collect all amounts due in accordance with the loan agreement, the principal balance is reduced to the estimated fair value of collateral by charge-off to the allowance for loan losses of the difference between book value and estimated fair value. Any subsequent collections are credited first to the remaining principal balance and then to the allowance for loan losses as a recovery.

The amount of interest income that would have been included in income in 2008, 2007 and 2006, if nonaccrual loans had performed in accordance with the loans' original terms was $405, $164 and $318, respectively. Interest income recorded on nonaccrual loans was $33, $34 and $68, respectively. As of December 31, 2008, loans that were 90 days or more past due and still accruing interest totaled $714 and there were no restructured loans. At December 31, 2007 and 2006, there were no loans that were 90 days or more past due and still accruing interest and there were no restructured loans.

As of December 31, 2008, 2007 and 2006, the Bank had $6,497, $1,127 and $834, respectively, of nonaccrual loans. The increase for 2008 was attributable primarily to the downturn in economic activity in the Company's market areas. In general, the economic slowdown in those areas was manifested through prolonged marketing periods for residential and commercial real estate and higher levels of unemployment in the manufacturing sector.

Nonaccrual loans increased by $5.4 million from December 31, 2007 to December 31, 2008. The increase in nonaccrual loans included several large defaults involving customers within the Company's market area. Of the December 31, 2008 amount of nonaccrual loans, $2,160 represents one customer. The loans are well-secured by commercial property and the Bank expects to recover all, or substantially all, of the outstanding balance. Of the remaining amount as of December 31, 2008, $1,430 is secured by completed commercial buildings, $1,030 is secured by commercial land development projects, $705 is secured by residential land development properties, $547 is secured by completed 1-4 family residences, and $378 is secured by partially completed 1-4 family residential properties.

The increase in 2007 was attributable primarily to one large loan secured by commercial real estate that was added to nonaccrual loans during the year. The decrease in nonaccrual loans from the end of 2005 to the end of 2006 was attributable primarily to the charge-off in 2006 of more than $2,000 of loans that were previously nonaccrual loans. Additionally, the Bank acquired an asset in settlement of a loan of $149.

Included in nonaccrual loans at December 31, 2005 were $1,660 in loans to one customer for which the Company specifically reserved $500 in anticipation of charge-offs. At the time of filing of the 2005 Annual Report on Form 10-K, the Company believed that the business remained a going concern with enough cash flows to service the debt, or was saleable for an amount sufficient to repay its debts. However, events occurred in 2006 that were not foreseeable and included the loss of the debtor's largest customer which accounted for approximately 65% of sales. Realizing that full collectibility was improbable, the Bank charged-off $1,360 in 2006.

Nonaccrual and Past Due Loans; Assets Acquired in Settlement of Loans

	December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Nonaccrual loans					
Commercial, financial and agricultural	$ 248	$ 266	$ 435	$ 329	$ -
Real estate - construction	3,824	-	-	-	10
Real estate - mortgage	2,413	833	378	2,210	1,394
Installment loans to individuals	12	28	21	12	93
Total nonaccrual loans	6,497	1,127	834	2,551	1,497
Accruing loans 90 days or more past due	714	-	-	-	-
Total nonperforming loans	$ 7,211	$ 1,127	$ 834	$ 2,551	$ 1,497
Nonperforming loans as a percent of total loans	2.4%	0.4%	0.4%	1.3%	0.8%
Assets acquired in settlement of loans	$ 674	$ 1,752	$ 149	$ 630	$ 881

As of December 31, 2008, impaired loans totaled $9,799. Of this amount, $6,497 was classified as nonaccrual loans. The Bank classifies a loan as impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.

As of December 31, 2008, there were no irrevocable commitments to lend additional funds to debtors owing amounts on nonaccrual loans.

There were no restructured loans during any of the periods in the table above.

Potential Problem Loans

Management has identified and maintains a list of potential problem loans that are not included in nonperforming loans (nonaccrual or loans past due 90 days or more and still accruing). Management monitors this list closely and maintains dialogue with the customers to determine if and when circumstances arise that warrant removal of the loan from this list or establishing a specific loan loss allowance for it. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes doubts as to the ability of such borrowers to comply with the current loan repayment terms. At December 31, 2008, loans in the amount of $3,300, or 1.0% of total loans, were determined by management to be potential problem loans. This amount does not represent management's estimate of potential losses since a large proportion of such loans is secured by various types of collateral. As of December 31, 2007, potential problem loans totaled $828, or .3% of total loans.

Allowance for Loan Losses

The allowance for loan losses is based on management's ongoing evaluation of the loan portfolio and reflects an amount which in management's opinion is sufficient to absorb probable losses in the existing loan portfolio. Loan losses are charged against, and recoveries are credited to the allowance. Provisions for loan losses charged to expense are credited to the allowance. The amounts of loan loss provisions are based on various factors which, in management's judgment, merit current recognition in estimating losses. Such factors include the market value of any underlying collateral, growth and composition of credit risk within the loan portfolio, loss experience, review of problem loans, delinquency trends, and local and regional economic conditions. Management evaluates the carrying value of loans quarterly and the allowance for loan losses is adjusted accordingly. While management uses the best available information in making its evaluations, future adjustments to the allowance may be needed if conditions differ substantially from the assumptions used in making the current evaluation. The allowance for loan losses is also subject to evaluation by various regulatory authorities and may be subject to adjustment as a result of those evaluations.

The evaluation of the allowance is segregated into general allocations and specific allocations. For general allocations, the portfolio is segregated into risk-similar segments for which historical loss ratios are calculated and adjusted for identified trends or changes in current portfolio characteristics. Historical loss ratios are calculated by risk grade. The resulting percentages are then applied to the dollar amounts of the loans in each segment to arrive at each segment's probable loss amount. The general allocation also includes a component for probable losses inherent in the portfolio, based on management's analysis, that is not fully captured otherwise in the allowance. This component serves to address inherent imprecision in the estimation methodology and to recognize management's evaluation of other factors or conditions not otherwise directly measured in the evaluation of the general and specific allocations. Such factors or conditions may include evaluation of current general economic and business conditions; geographic, collateral or other concentrations; system, procedural, policy or underwriting changes; experience of lending staff; entry into new markets or new product offerings; and results from internal and external portfolio examinations.

Assessing the adequacy of the allowance is a process that requires considerable judgment. No assurance can be given that loan losses in future periods will not exceed the current allowance or that future increases in the allowance will not be required. Nor can any assurance be given that management's ongoing evaluation of the loan portfolio, in light of changing economic conditions and other relevant information, will not require significant additions to the allowance for loan losses, thus adversely affecting the Company's operating results. Management believes that the allowance for loan losses currently is sufficient.

Certain nonperforming and potential problem loans are individually assessed for impairment under SFAS 114, "Accounting for Impairment of a Loan," and assigned specific allocations.

The table, "Summary of Loan Loss Experience," summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

Summary of Loan Loss Experience

	Years Ended December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Total loans outstanding at end of period	$ 301,633	$ 262,729	$ 226,761	$ 200,362	$ 176,458
Average amount of loans outstanding	282,857	250,024	215,673	183,576	162,044
Balance of allowance for loan losses - beginning	$ 2,943	$ 2,423	$ 3,050	$ 2,293	$ 2,345
Loans charged off					
Commercial, financial and agricultural	1,944	532	787	123	135
Real estate -construction	5	90	-	-	-
Real estate - mortgage	381	689	1,375	347	466
Installment loans to individuals	52	18	17	13	475
Total charge-offs	2,382	1,329	2,179	483	1,076
Recoveries of loans previously charged off					
Commercial, financial and agricultural	657	382	342	25	-
Real estate -construction	-	-	-	-	-
Real estate - mortgage	6	419	54	76	1
Installment loans to individuals	6	3	46	14	23
Total recoveries	669	804	442	115	24
Net charge-offs	1,713	525	1,737	368	1,052
Additions to allowance charged to expense	2,880	1,045	1,110	1,125	1,000
Balance of allowance for loan losses - ending	$ 4,110	$ 2,943	$ 2,423	$ 3,050	$ 2,293
Ratios					
Net charge-offs to average loans	0.61%	0.21%	0.81%	0.20%	0.65%
Net charge-offs to loans at end of period	0.57%	0.20%	0.77%	0.18%	0.60%
Allowance for loan losses to average loans	1.45%	1.18%	1.12%	1.66%	1.42%
Allowance for loan losses to loans at end of period	1.36%	1.12%	1.07%	1.52%	1.30%
Net charge-offs to allowance for loan losses	41.68%	17.84%	71.69%	12.07%	45.88%
Net charge-offs to provision for loan losses	59.48%	50.24%	156.49%	32.71%	105.20%

The following tables show the allocation of the allowance for loan losses to various types of loans and the percentage of loans in each category for each of the last three years. For years prior to 2005, the Company did not allocate the allowance for loan losses to the various loan categories.

Allocation of Allowance for Loan Losses

	December 31, 2008	2007	2006	2005
	(Dollars in thousands)			
Amount allocated to loan category				
Commercial, financial and agricultural	$ 909	$ 1,255	$ 884	$ 1,104
Real estate - construction	1,008	191	228	100
Real estate - mortgage	1,680	880	790	624
Installment loans to individuals	5	19	33	26
Unallocated	508	598	488	1,196
Total	$ 4,110	$ 2,943	$ 2,423	$ 3,050

	December 31, 2008	2007	2006	2005
Percentage of loans in category				
Commercial, financial and agricultural	14.2%	17.0%	15.8%	20.9%
Real estate - construction	25.0%	32.1%	28.7%	19.9%
Real estate - mortgage	59.1%	49.0%	53.2%	55.2%
Installment loans to individuals	1.7%	1.9%	2.3%	4.0%
Total	100.0%	100.0%	100.0%	100.0%

Although the allowance has been allocated internally as indicated above, all amounts within the allowance are available for any and all loan losses incurred.

Deposits

The average amounts and percentage composition of deposits held by the Company for the years ended December 31, 2008, 2007 and 2006, are summarized below:

Average Deposits

	Years Ended December 31, 2008		2007		2006	
	Average Balance	Average Cost	Average Balance	Average Cost	Average Balance	Average Cost
	(Dollars in thousands)					
Noninterest-bearing demand	$ 16,570	-	$ 15,970	-	$ 14,296	-
NOW Accounts	7,236	2.32%	3,924	1.58%	2,934	0.27%
Savings	581	0.17%	616	0.49%	656	0.46%
Money market accounts	101,210	2.79%	92,373	4.27%	66,774	4.20%
Time deposits	182,663	4.45%	180,340	5.16%	160,594	4.50%
Total average deposits	$ 308,260		$ 293,223		$ 245,254	

As of December 31, 2008, the Bank had $60,818 in time deposits of $100 or more. Approximately $13,684 mature within three months, $9,021 mature over three through six months, $27,451 mature over six through twelve months and $10,662 mature after one year. This level of large time deposits, as well as the growth in other deposits, is attributed to growth planned by management. The majority of time deposits $100 and over are acquired within the Company's market areas in the ordinary course of business from customers with standing banking relationships. It is a common industry practice not to consider time deposits of $100 or more as core deposits since their retention can be influenced heavily by rates offered. Therefore, such deposits have the characteristics of shorter-term purchased funds. Certificates of deposit

$100 and over require that the Company achieve and maintain an appropriate matching of maturity distributions and a diversification of sources to achieve an appropriate level of liquidity.

As of December 31, 2008, time deposits included $40,346 obtained from deposit brokers compared with $16,857 at the end of 2007. The increase in brokered deposits is attributable to the Bank's decision to access funding at market rates that were significantly less than the local market during the second half of 2008. This difference was driven primarily by large institutions in the market offering above market rates. These institutions have since lowered rates or have been acquired.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for each period indicated.

	Years Ended December 31,		
	2008	2007	2006
Return on assets	0.37%	0.86%	1.16%
Return on equity	5.64%	13.34%	18.16%
Dividend payout ratio	20.51%	9.64%	8.25%
Equity to assets ratio	6.54%	6.43%	6.41%

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loan originations and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets that are convertible immediately into cash at minimal cost (amounts due from banks and federal funds sold). Asset liquidity is also provided from funds from maturing or redeemed securities available-for-sale, maturing loans and other scheduled loan repayments. However, the most manageable sources of liquidity are composed of liabilities, with the primary focus of liquidity management being on the ability to obtain deposits within the Bank's service area. Core deposits (total deposits less time deposits of $100 and over and brokered deposits) provide a relatively stable funding base, and were equal to 56% and 64% of total assets as of December 31, 2008 and December 31, 2007, respectively.

Because of the potentially volatile nature of its funding sources, the Bank maintains membership in the Federal Home Loan Bank of Atlanta (the "FHLB") in order to gain access to its credit programs. During 2008, the Bank repaid $5,000 of short-term borrowings and obtained approximately $29,000 of long-term borrowings from the FHLB. As of December 31, 2008, the Bank is eligible to borrow up to an additional $43,078 from the FHLB. Such borrowings are secured by a lien on the Bank's investment in FHLB stock and all qualifying first mortgage residential loans and certain commercial real estate loans. Assets actually or potentially subject to this lien totaled approximately $96,512 as of December 31, 2008. In addition, the Bank has available an unused short-term line of credit to purchase up to $4,400 of federal funds from an unrelated correspondent institution. The line generally limits the period of time that any related borrowings may be outstanding and is cancelable at any time in the sole discretion of the lender.

The Company's ability to meet its cash obligations or to pay any possible future cash dividends to shareholders is dependent primarily on the successful operation of the Bank and its ability to pay cash dividends to the Company. Any of the Bank's cash dividends in excess of the amount of the Bank's current year-to-date earnings of $1,659 are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum regulatory requirements. Under Federal Reserve Board regulations, the amounts of loans or advances from the Bank to the Company are also restricted. The terms of the Company's preferred stock further limit its ability to pay or increase its dividends or repurchase its common stock. Those terms also establish limits on executive compensation and the Company's ability to engage in certain other transactions.

Management believes that the overall liquidity sources of both the Company the Bank are adequate to meet their operating needs.

Short-Term Borrowings

Short-term borrowings consist primarily of Federal Home Loan Bank advances with an original maturity of one year or less. The following table presents information about short-term Federal Home Loan Bank advances for each of the years indicated.

	December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Outstanding at end of period	$ -	$ 5,000	$ -
Weighted average rate, end of period	0.00%	4.40%	0.00%
Maximum amount outstanding at any month end	$ -	$ 5,000	$ 8,500
Average amount outstanding during the period	$ 17	$ 169	$ 6,905
Weighted average rate during the period	1.98%	5.92%	4.36%

Off-Balance Sheet Arrangements

The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of its business activities. These instruments represent unfunded commitments, not outstanding balances; therefore, the risk associated with these financial instruments is referred to as "off-balance sheet risk." The Bank's financial instruments with off-balance sheet risk consist of 1) commitments to extend credit and 2) standby letters of credit. Both involve elements of credit and interest rate risk that is not reflected in the balance sheet. We use the same credit and collateral policies in making these commitments as we do for on-balance sheet instruments.

Commitments to extend credit are legally enforceable agreements to lend money to customers at predetermined interest rates for a specified period of time. At December 31, 2008, the Bank had issued commitments to extend credit of $66,748 through various types of lending. Commitments at variable rates of interest totaled $32,650 and commitments at fixed rates totaled $34,098. The commitments generally expire within one year. Past experience indicates that many of these commitments will expire unused. However, as described in "Liquidity," the Company believes that it has adequate sources of liquidity to fund commitments that are drawn upon by the borrower.

In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the Bank's customer fails to meet its contractual obligation to the third party. If these standby letters of credit are utilized, they become loans on the Bank's books. Standby letters of credit totaled $1,200 at December 31, 2008. Past experience indicates that many of these letters of credit will expire unused. Management believes the Bank's liquidity sources are sufficient to meet any funding requirements under these instruments.

Neither the Company nor the Bank are involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or significantly affect earnings. Obligations under noncancelable operating lease agreements totaled approximately $287 as of December 31, 2008. These obligations are payable over several years as shown in Note 10 to the Company's consolidated financial statements.

Capital Resources

Shareholders' equity increased by $1,889 during 2008. The increase in shareholders' equity is the result of $1,348 in earnings generated by the Company, an increase in accumulated other comprehensive income of $79, $624 in proceeds from the exercise of stock options and $116 in capital generated by the recognition of the expense of granting of stock options, offset by dividends declared of $278.

The Company and the Bank are each subject to regulatory capital adequacy standards. Under these standards, bank holding companies and banks are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991, federal bank regulatory authorities are required to implement prescribed "prompt corrective actions" upon the deterioration of the capital position of a bank. If the capital position of an affected institution fell below certain levels, increasingly stringent regulatory corrective actions are mandated. Unrealized holding gains and losses on available-for-sale securities are generally excluded for purposes of calculating regulatory capital ratios. However, the extent of any unrealized appreciation or depreciation on securities will continue to be a factor that regulatory examiners consider in their overall assessment of capital adequacy.

It is management's intention to maintain the capital levels such that the Bank will continue to be considered well capitalized. However, no assurance can be given that this objective will be achieved. The Company anticipates that it will maintain capital at levels that will allow the Company and the Bank to qualify as being adequately capitalized as defined by the regulation, and as of December 31, 2008, the Company and the Bank exceed the minimum capital levels that are required to be maintained. There are no conditions or events that management believes would cause the Company's or the Bank's category to be other than that resulting from meeting the minimum ratio requirements.

Company and Bank capital levels at December 31, 2008 are presented in the following table, compared with the "well capitalized" and minimum ratios under the Federal Reserve and FDIC regulatory definitions and guidelines.

	Actual		Minimum for Capital Adequacy		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2008			(Dollars in thousands)			
Tier 1 Capital (to Average Assets)						
Company	$30,999	8.3%	$14,942	4.0%	NA	NA
GrandSouth Bank	30,112	8.1%	14,930	4.0%	$18,641	5.0%
Tier 1 Capital (to Risk Weighted Assets)						
Company	$30,999	10.0%	$12,454	4.0%	NA	NA
GrandSouth Bank	30,112	9.7%	12,440	4.0%	$18,660	6.0%
Total Capital (to Risk Weighted Assets)						
Company	$35,135	11.3%	$24,908	8.0%	NA	NA
GrandSouth Bank	34,002	10.9%	24,880	8.0%	$31,099	10.0%
December 31, 2007						
Tier 1 Capital (to Average Assets)						
Company	$28,850	8.4%	$13,750	4.0%	NA	NA
GrandSouth Bank	27,526	8.6%	12,869	4.0%	$16,087	5.0%
Tier 1 Capital (to Risk Weighted Assets)						
Company	$28,850	10.1%	$11,414	4.0%	NA	NA
GrandSouth Bank	27,526	9.6%	11,432	4.0%	$17,148	6.0%
Total Capital (to Risk Weighted Assets)						
Company	$32,489	11.4%	$22,828	8.0%	NA	NA
GrandSouth Bank	30,469	10.7%	22,864	8.0%	$28,580	10.0%

On January 9, 2009, the Company sold 9,450 shares of preferred stock for $9,000 to the U. S. Treasury under the Treasury's Capital Purchase Program. This preferred stock constitutes Tier 1 capital for the purpose of calculating the Company's regulatory capital ratios. The terms of the preferred stock include, among other things, restrictions on the Company's ability to pay and increase the amounts of cash dividends.

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses having large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

Impact of Recent Accounting Changes

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141(R), "Business Combinations" ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or any gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and effects of the business combination. SFAS 141(R) is effective for acquisitions by the Company taking place on or after January, 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end entity is required to record and disclose business combinations following the new accounting guidance beginning January 1, 2009. The Company will assess the effect of SFAS 141(R) if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (formerly known as "minority interests"). As a result, diversity in practice exists. In some cases, minority interests are reported as a liability and in other cases it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest as equity in the consolidated financial statements and separate from the parent company's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income in the consolidated income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transaction if the parent retains its controlling financial interest. In addition, this statement requires that parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interest of the parent and its noncontrolling interests. SFAS 160 was effective for the Company on January 1, 2009 and had no effect on the Company's financial position, results of operations or cash flows.

In February 2008, the FASB issued FASB Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). This Staff Position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The intent of this Staff Position is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other U.S. generally accepted accounting principles. This Staff Position was effective for the Company on January 1, 2009 and had no material impact on the Company's financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 requires enhanced disclosure about an entity's derivative and hedging activities, thereby improving the transparency of financial reporting. It requires that the objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation thereby conveying the purpose of derivative use in terms of the risks that the entity is intending to manage. SFAS was effective for the Company on January 1, 2009 and will result in additional disclosure if the Company enters into any material derivative or hedging activities.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles ("GAAP") is the United States (the GAAP hierarchy). SFAS 162 was effective November 15, 2008. The FASB has stated that it does not expect that SFAS 162 will result in a change in current practice. The application of SFAS 162 had no effect on the Company's financial position, results of operations or cash flows.

In May 2008, the FASB issued FASB Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). This Staff Position specifies that issuers of convertible debt instruments that may be settled in cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent period. FSP APB 14-1 provides guidance for initial and subsequent measurement as well as derecognition provisions. The Staff Position was effective as of January 1, 2009 and had no material effect on the Company's financial position, results of operations or cash flows.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" ("FSP EITF 03-6-1"). This Staff Position provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and must be included in the earnings per share computation. FSP EITF 03-6-1 was effective January 1, 2009 and had no effect on the Company's financial position, results of operations, earnings per share or cash flows.

FASB Staff Position SFAS 133-1 and FIN 45-4 "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" ("FSP SFAS 133-1 and FIN 45-4") was issued in September 2008 effective for reporting periods (annual or interim) ending after November 15, 2008. FSP SFAS 133-1 and FIN 45-4 amends SFAS 133 to require the seller of credit derivatives to disclose the nature of the credit derivative, the maximum potential amount of future payments, the fair value of the derivative, and the nature of any recourse provisions. Disclosures must be made for entire hybrid instruments that have embedded credit derivatives.

FSP SFAS 133-1 and FIN 45-4 also amends FASB Interpretation No. 45 ("FIN 45") to require disclosure of the current status of the payment/performance risk of the credit derivative guarantee. If an entity utilizes internal groupings as a basis for the risk, disclosure must also be made of how the groupings are determined and how the risks are managed.

The Staff Position encourages that the amendments be provided in periods earlier than the effective date to facilitate comparisons at initial adoption. After initial adoption, comparative disclosures are required only for subsequent periods.

FSP SFAS 133-1 and FIN 45-4 clarifies the effective date of SFAS 161 such that required disclosures should be provided for any reporting period (annual or interim) beginning after November 15, 2008. The adoption of this Staff Position had no material effect on the Company's financial position, results of operations or cash flows.

The Securities and Exchange Commission's Office of the Chief Accountant and the staff of the FASB issued press release 2008-234 on September 30, 2008 ("Press Release") to provide clarification about fair value accounting. The Press Release includes guidance on the use of management's internal assumptions and the use of "market" quotes. It also reiterates the factors in SEC Staff Accounting Bulletin Topic 5M which should be considered when determining other-than-temporary impairment: the length of time and extent to which the market value has been less than cost; financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

On October 10, 2008, the FASB issued FSP SFAS 157-3 "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP SFAS 157-3"). This FSP clarifies the application of SFAS No. 157 "Fair Value Measurements") (see Note N) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. The FSP was effective upon issuance, including prior periods for which financial statements had not yet been issued.

The Company considered guidance in the Press Release and in FSP SFAS 157-3 when conducting its review for other-than temporary impairment as of December 31, 2008 as discussed in Note 3.

FSP SFAS 140-4 and FIN 46(R)-8 "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interest in Variable Interest Entities" was issued in December 2008 to require public companies to disclose additional information about transfers of financial assets and any involvement with variable interest entities. The FSP also requires certain disclosures for public entities that are sponsors and servicers of qualifying special purpose entities. The FSP is effective for the first reporting period ending after December 15, 2008. Application of this FSP had no impact on the financial position of the Company.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are made only in accordance with the authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material impact on the financial statements.

Under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2008 based on the criteria established in a report entitled "Internal Control – Integrated Framework" promulgated by the Committee of Sponsoring Organizations of the Treadway Commission and the interpretive guidance issued by the Securities and Exchange Commission in Release No. 34-55929. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2008.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting because management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
GrandSouth Bancorporation and Subsidiary
Greenville, South Carolina

We have audited the accompanying consolidated balance sheets of GrandSouth Bancorporation and Subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GrandSouth Bancorporation and Subsidiary as of December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of GrandSouth Bancorporation and Subsidiary's internal control over financial reporting as of December 31, 2008 included in the accompanying Management's Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

Elliott Davis LLC

Greenville, South Carolina
March 30, 2009

GRANDSOUTH BANCORPORATION

Consolidated Balance Sheets

	December 31, 2008	December 31, 2007
	(Dollars in thousands)	
Assets		
Cash and due from banks	$ 2,329	$ 4,287
Interest bearing transaction accounts with other banks	8,453	298
Federal funds sold	429	4,420
Cash and cash equivalents	11,211	9,005
Certificates of deposit with other banks	2,000	-
Securities available-for-sale	47,378	59,567
Other investments, at cost	1,926	765
Loans, net of allowance for loan losses of $4,110 for 2008 and $2,943 for 2007	297,523	259,786
Premises and equipment, net	4,744	4,896
Bank owned life insurance	4,944	4,753
Assets acquired in settlement of loans	674	1,752
Interest receivable	2,077	2,313
Deferred income taxes	1,033	544
Goodwill	737	737
Other assets	770	1,006
Total assets	$ 375,017	$ 345,124
Liabilities		
Deposits		
Noninterest bearing	$ 15,331	$ 15,037
Interest bearing	295,554	290,602
Total deposits	310,885	305,639
Short-term borrowings	-	5,000
Long-term Federal Home Loan Bank advances	29,000	-
Junior subordinated debentures	8,247	8,247
Interest payable	639	754
Other liabilities	1,890	3,017
Total liabilities	350,661	322,657
Commitments and Contingencies - Notes 10 and 13		
Shareholders' equity		
Preferred stock - no par value; 20,000,000 shares authorized; none issued and outstanding	-	-
Common stock - no par value; 20,000,000 shares authorized; issued and outstanding - 3,573,695 at December 31, 2008 and 3,381,488 at December 31, 2007	19,940	19,200
Retained earnings	4,153	3,083
Accumulated other comprehensive income	263	184
Total shareholders' equity	24,356	22,467
Total liabilities and shareholders' equity	$ 375,017	$ 345,124

The accompanying notes are an integral part of these consolidated financial statements.

GRANDSOUTH BANCORPORATION
Consolidated Statements of Income

	Years ended December 31, 2008	2007	2006
	(Dollars in thousands, except per share)		
Interest income			
Interest and fees on loans	$ 21,627	$ 23,826	$ 21,338
Investment securities			
Taxable	2,177	2,052	1,510
Nontaxable	571	351	66
Dividends	51	32	46
Other, principally federal funds sold	217	583	651
Total interest income	24,643	26,844	23,611
Interest expense			
Deposits	11,127	13,311	10,045
Short-term borrowings	-	10	106
Federal Home Loan Bank advances	796	-	-
Junior subordinated debt	432	599	690
Total interest expense	12,355	13,920	10,841
Net interest income	12,288	12,924	12,770
Provision for loan losses	2,880	1,045	1,110
Net interest income after provision for loan losses	9,408	11,879	11,660
Noninterest income			
Service charges on deposit accounts	513	419	388
Gain (loss) on sale of investment securities	16	(24)	-
Gain (loss) on sale of assets acquired in settlement of loans	(77)	6	119
Net gain on sale of premises and equipment	40	-	14
Increase in value of life insurance assets	191	177	168
Other	71	84	70
Total noninterest income	754	662	759
Noninterest expenses			
Salaries and employee benefits	5,094	4,956	4,628
Premises and equipment	671	827	796
Data processing	507	494	408
Insurance	405	492	411
Printing, postage and supplies	192	229	222
Professional fees	467	573	347
Miscellaneous loan expense	154	193	153
Other operating	592	398	433
Total noninterest expenses	8,082	8,162	7,398
Income before income taxes	2,080	4,379	5,021
Income tax expense	732	1,580	1,761
Net income	$ 1,348	$ 2,799	$ 3,260
Per share*			
Net income, basic	$ 0.39	$ 0.83	$ 0.97
Net income, assuming dilution	0.39	0.77	0.89

* Per share amounts have been retroactively adjusted to reflect a 10% stock dividend declared July 19, 2006.

The accompanying notes are an integral part of these consolidated financial statements.

GRANDSOUTH BANCORPORATION
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income

	Common Stock			Accumulated	
	Number of Shares	Amount	Retained Earnings	Other Comprehensive Income (Loss)	Total
	(Dollars in thousands, except per share)				
Balance, December 31, 2005	3,065,726	$ 14,340	$ 2,149	$ (361)	$ 16,128
Comprehensive income:					
Net income	-	-	3,260	-	3,260
Unrealized holding gains and losses on available-for-sale securities arising during the period, net of income taxes of $141	-	-	-	223	223
Total other comprehensive income	-	-	-	-	223
Total comprehensive income	-	-	-	-	3,483
Share-based compensation	-	110	-	-	110
Exercise of stock options	1,954	12	-	-	12
Issuance of 10% stock dividend, including cash payment for fractional shares	306,166	4,592	(4,597)	-	(5)
Cash dividends declared, $.08 per share	-	-	(258)	-	(258)
Balance, December 31, 2006	3,373,846	19,054	554	(138)	19,470
Comprehensive income:					
Net income	-	-	2,799	-	2,799
Unrealized holding gains and losses on available-for-sale securities arising during the period, net of income taxes of $157	-	-	-	306	306
Add: Reclassification adjustment for securities losses included in net income, net of income taxes of $8	-	-	-	16	16
Total other comprehensive income	-	-	-	-	322
Total comprehensive income	-	-	-	-	3,121
Share-based compensation	-	121	-	-	121
Exercise of stock options	7,642	25	-	-	25
Cash dividends declared, $.08 per share	-	-	(270)	-	(270)
Balance, December 31, 2007	3,381,488	19,200	3,083	184	22,467
Comprehensive income:					
Net income	-	-	1,348	-	1,348
Unrealized holding gains and losses on available-for-sale securities arising during the period, net of income taxes of $46	-	-	-	89	89
Less: Reclassification adjustment for securities gains included in net income, net of income taxes of $6	-	-	-	(10)	(10)
Total other comprehensive income	-	-	-	-	79
Total comprehensive income	-	-	-	-	1,427
Share-based compensation	-	116	-	-	116
Exercise of stock options	192,207	624	-	-	624
Cash dividends declared, $.08 per share	-	-	(278)	-	(278)
Balance, December 31, 2008	3,573,695	$ 19,940	$ 4,153	$ 263	$ 24,356

The accompanying notes are an integral part of these consolidated financial statements.

GRANDSOUTH BANCORPORATION

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Operating activities			
Net income	$ 1,348	$ 2,799	$ 3,260
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan losses	2,880	1,045	1,110
Writedowns of assets acquired in settlement of loans	-	-	15
Depreciation	327	380	388
Deferred income tax expense (benefit)	(449)	(282)	273
Net securities (accretion) and premium amortization	(21)	2	(6)
(Gain) loss on sale of available-for-sale securities	(16)	24	-
Gain on sale or other disposition of premises and equipment	(40)	-	(14)
Loss (gain) on sale of assets acquired in settlement of loans	77	(6)	(119)
Increase in cash surrender value of bank owned life insurance	(191)	(177)	(168)
Decrease (increase) in interest receivable	236	(543)	(325)
(Decrease) increase in interest payable	(115)	69	170
Decrease (increase) in prepaid expenses and other assets	158	231	(693)
(Decrease) increase in accrued expenses and other liabilities	(1,131)	32	1,733
Share-based compensation expense	116	121	110
Net cash provided by operating activities	3,179	3,695	5,734
Investing activities			
Purchases of available-for-sale securities	(3,199)	(37,310)	(21,338)
Maturities and calls of available-for-sale securities	9,000	14,015	5,000
Paydowns of available-for-sale mortgage-backed securities	5,530	3,386	3,222
Proceeds from sale of available-for-sale securities	1,014	2,449	-
Purchases of other investments	(1,161)	(261)	-
Proceeds of redemptions of other investments	-	-	294
Purchases of certificates of deposit with other banks	(2,000)	-	-
Investment in capital trust	-	-	(247)
Net increase in loans made to customers	(42,252)	(38,580)	(28,300)
Purchases of premises and equipment	(193)	(156)	(1,151)
Proceeds from sale of premises and equipment	58	-	37
Investments in assets acquired in settlement of loans	(4)	-	-
Proceeds from sale of assets acquired in settlement of loans	2,640	490	749
Net cash used by investing activities	(30,567)	(55,967)	(41,734)
Financing activities			
Net increase in deposits	5,246	36,716	47,262
Net (decrease) increase in short-term borrowings	(5,000)	5,000	-
Proceeds from Federal Home Loan Bank advances	29,000	-	-
Repayment of Federal Home Loan Bank advances	-	-	(8,500)
Proceeds from issuance of junior subordinated debentures	-	-	8,247
Proceeds from other borrowings	-	-	100
Repayment of other borrowings	-	-	(4,000)
Cash dividends paid	(276)	(268)	(252)
Payment of cash in lieu of fractional shares	-	-	(5)
Exercise of stock options	624	25	12
Net cash provided by financing activities	29,594	41,473	42,864
Increase (decrease) in cash and cash equivalents	2,206	(10,799)	6,864
Cash and cash equivalents, beginning	9,005	19,804	12,940
Cash and cash equivalents, ending	$ 11,211	$ 9,005	$ 19,804

The accompanying notes are an integral part of these consolidated financial statements.

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Supplemental Disclosure of Cash Flow Information			
Cash paid during the period for:			
Interest	$ 12,470	$ 13,851	$ 10,671
Income taxes	1,724	1,502	1,548
Noncash investing and financing activities:			
Transfer of loans to assets acquired in settlement of loans	1,635	2,087	164
Dividends declared but unpaid	71	69	67
Other comprehensive income (loss), before income tax	119	487	364
Stock dividend	-	-	4,592

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
GrandSouth Bancorporation

(Dollars in thousands, except per share data)

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

GrandSouth Bancorporation (the "Company") is a South Carolina company organized in 2000 for the purpose of being a holding company for GrandSouth Bank (the "Bank"). On October 2, 2000, pursuant to a Plan of Exchange approved by the shareholders, all of the outstanding shares of $2.50 par value common stock of the Bank were exchanged for shares of no par value common stock of the Company. The Company presently engages in no business other than that of owning the Bank, has no employees, and operates as one business segment. The Company is regulated by the Federal Reserve Board. The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany transactions and accounts have been eliminated in consolidation. The GrandSouth Capital Trust 1 (see Note 9) is an unconsolidated subsidiary.

The Bank was incorporated in 1998 and operates as a South Carolina chartered bank providing full banking services to its customers. The Bank is subject to regulation by the South Carolina State Board of Financial Institutions and the Federal Deposit Insurance Corporation.

Basis of presentation - The accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The Company uses the accrual basis of accounting. In certain instances, amounts reported in prior years' consolidated financial statements have been reclassified to conform to the current presentation. Such reclassifications had no effect on previously reported shareholders' equity or net income.

Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

Concentrations of credit risk - The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the upstate region of South Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or in a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risks that could arise from potential concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g., principal deferral periods, loans with initial interest-only periods, etc.), and loans with high loan-to-value ratios. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e., balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Management has determined that there is no concentration of credit risk associated with its lending policies or practices.

The Company's investment portfolio consists principally of obligations of the United States of America, government-sponsored entities and general obligation municipal securities. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Investment securities – The Bank accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires investments in equity and debt securities to be classified into one of three categories:

1. Available-for-sale: These are securities that are not classified as either held-to-maturity or as trading securities. These securities are reported at fair value which is determined using quoted market prices. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income (loss)). Gains or losses on dispositions of securities are based on the difference between the net proceeds and the adjusted carrying amounts of the securities sold using the specific identification method. Premiums and discounts are amortized into interest income by a method that approximates a level yield.
2. Held-to-maturity: These are securities that the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for the amortization of premiums and the accretion of discounts. Premiums and discounts are included in interest income using a method that approximates a level yield. The Company has no held-to-maturity securities.
3. Trading: These are securities that are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair value, and related unrealized gains and losses are recognized in the income statement. The Company has no trading securities.

Other investments – Other investments consist of Federal Home Loan Bank stock, a restricted security, and are carried at cost. Management periodically evaluates this stock for impairment and makes any appropriate downward valuation adjustments when necessary.

Loans and interest income on loans – Loans are stated at the principal balance outstanding, increased or reduced by deferred net loan costs or fees. The allowance for loan losses is deducted from total loans in the consolidated balance sheets. Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized as an adjustment of the related loan's yield. Generally, these amounts are amortized over the contractual life of the related loans or commitments. Interest income is recognized on an accrual basis over the term of the loan based on the principal amount outstanding.

Loans are generally placed on nonaccrual status when principal or interest becomes ninety days past due, or when payment in full is not anticipated. When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on nonaccrual loans are not recorded as interest income, but are used to reduce principal. Loans are not returned to accrual status until the borrower demonstrates the ability to pay principal and interest.

Allowance for loan losses – The provision for loan losses charged to operating expense reflects the amount deemed appropriate by management to establish an adequate allowance to meet the present estimated loss characteristics of the current loan portfolio. Management's estimate is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, and prevailing and anticipated economic conditions. Loans that are determined to be uncollectible are charged against the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance.

The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This standard requires that all lenders value loans at the loan's fair value if it is probable that the lender will be unable to collect all amounts due in accordance with the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate.

Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income to the extent that any interest has been foregone. Further cash receipts are recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

Premises and equipment - Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations while major improvements are capitalized. Upon retirement, sale or other disposition of premises and equipment, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is included in income from operations.

Bank owned life insurance – The Company has entered into arrangements that provide for deferred compensation for certain officers. Bank owned life insurance policies provide an informal and indirect method for funding those arrangements. The amounts recorded as bank owned life insurance in the consolidated balance sheets represent the cash surrender value of the policies. The deferred compensation liability is included in other liabilities at the present value of the obligation.

Assets acquired in settlement of loans – Assets acquired in settlement of loans include real estate acquired through foreclosure or deed taken in lieu of foreclosure and repossessed assets. These assets are recorded at fair value, less estimated costs to sell, at the date of foreclosure, establishing a new cost basis. Loan losses arising from the acquisition of such property as of that date are charged against the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of the new cost basis or fair value, less estimated costs to sell. Revenues and expenses from operations and changes in any subsequent valuation allowance are included in other noninterest income in the Consolidated Statements of Income.

Goodwill – Goodwill is evaluated for impairment on at least an annual basis by comparing the fair value of the operating unit(s) from which it arose to their carrying value(s). If the carrying value of an operating unit exceeds its fair value, the Company considers whether the implied fair value of the goodwill, determined using a discounted cash flow analysis, exceeds the carrying value of the goodwill. If the carrying value of the goodwill exceeds the implied fair value of the goodwill, an impairment loss is recorded in an amount equal to that excess. To date, the Company has not recorded any impairments of its goodwill.

Income taxes – The Company uses an asset and liability approach for financial accounting and reporting of deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities as measured by the currently enacted tax rates which are assumed will be in effect when these differences reverse. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Deferred income tax expense or credit is the result of changes in deferred tax assets and liabilities.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109," during 2007. The adoption of FIN 48 had no effect on the Company's consolidated financial statements.

The Company has analyzed its filing positions in all open tax years in each of the federal and South Carolina income tax jurisdictions where it is required to file income tax returns and believes that those positions will more likely than not be sustained upon audit by the taxing authorities. The Company is no longer subject to examination by these taxing authorities for years before 2005. The Company anticipates that no audit adjustments by such authorities will result in a material adverse impact on the Company's financial condition, results of operations or cash flows. Therefore, no reserves for uncertain income tax adjustments have been recorded pursuant to FIN 48.

Advertising and public relations expense - The Company generally expenses advertising and promotion costs as they are incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailings are expensed in the period in which the direct mailings are sent.

Net income per share - Net income per share is computed on the basis of the weighted average number of common shares outstanding in accordance with SFAS No. 128, "Earnings per Share." The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for diluted earnings per share. On July 19, 2006, the Company declared a ten percent stock dividend.

Statement of cash flows – For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and cash equivalents." Cash and cash equivalents have an original maturity of three months or less.

Retirement plan - The Company has a salary reduction profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code as more fully described in Note 14. The Company does not sponsor any postretirement or postemployment benefits, except with respect to certain supplemental benefits that were provided to certain executive officers by the Board of Directors in 2001, as more fully described in Note 14.

Fair values of financial instruments – SFAS No. 107, "Disclosures About Fair Values of Financial Instruments," requires disclosures of fair value information for financial instruments, whether or not recognized in the consolidated balance sheets, when it is practicable to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations, which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock and other nonfinancial instruments such as property and equipment and other assets and liabilities. See Note 17 for fair value disclosures.

Risks and uncertainties – In the normal course of business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities reprice or mature at different times, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan and investment securities portfolios that results from a borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company undergoes periodic examinations conducted by the regulatory agencies which may subject it to further changes with respect to asset valuations, amounts of required loan loss allowance, and operating restrictions resulting from the regulators' judgments based on information to them at the time of their examination.

Share-Based Compensation - The Company has a share-based employee compensation plan, which is described more fully in Note 15. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123(R)")" Share-Based Payment." Prior to adoption of SFAS 123(R), the Company accounted for this plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, prior to adoption of SFAS 123(R), no share-based employee compensation cost was reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

Comprehensive Income - Comprehensive income consists of net income or loss for the current period and other comprehensive income, defined as income, expenses, gains and losses that bypass the consolidated statement of income and are reported directly in a separate component of shareholders' equity. The Company classifies and reports items of other comprehensive income according to their nature, reports total comprehensive income or loss in the consolidated statement of changes in shareholders' equity and displays the accumulated balance of other comprehensive income or loss separately in the shareholders' equity section of the consolidated balance sheet. See Note 16 for further discussion.

NOTE 2 – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required by regulation to maintain average cash reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the Bank or in an account maintained with the Federal Reserve Bank.

The average amounts of the cash reserve balances required at December 31, 2008 and 2007 were approximately $384 and $287, respectively.

NOTE 3 – INVESTMENT SECURITIES

The aggregate amortized cost and estimated fair values of securities, as well as gross unrealized gains and losses of securities were as follows:

	December 31,							
	2008				2007			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
	(Dollars in thousands)							
Available-for-sale								
Government-sponsored enterprises (GSEs)	$ 11,251	$ 227	$ -	$ 11,478	$ 19,250	$ 296	$ 2	$ 19,544
State, county and municipal	13,645	84	336	13,393	13,406	32	149	13,289
Mortgage-backed securities issued by GSEs	22,085	705	283	22,507	26,633	266	165	26,734
Total	$ 46,981	$ 1,016	$ 619	$ 47,378	$ 59,289	$ 594	$ 316	$ 59,567

Securities issued by government-sponsored enterprises include debt instruments issued by the Federal Home Loan Banks, Federal Home Loan Mortgage Company, and the Federal National Mortgage Association. The amortized cost and estimated fair value of securities by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2008	
	Available-for-sale	
	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)	
Due within one year	$ 562	$ 563
Due after one through five years	10,576	10,753
Due after five through ten years	6,796	6,936
Due after ten years	29,047	29,126
	$ 46,981	$ 47,378

The estimated fair values and gross unrealized losses of all of the Company's investment securities whose estimated fair values were less than amortized cost as of December 31, 2008 and 2007 which had not been determined to be other-than-temporarily impaired, are presented below. The securities have been aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position.

Available-for-sale	December 31, 2008 Continuously in Unrealized Loss Position for a Period of					
	Less than 12 Months		12 Months or more		Total	
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
	(Dollars in thousands)					
Government-sponsored enterprises (GSEs)	$ -	$ -	$ -	$ -	$ -	$ -
State, county and municipal securities	8,757	336	-	-	8,757	336
Mortgage-backed securities issued by GSEs	578	283	-	-	578	283
Total	$ 9,335	$ 619	$ -	$ -	$ 9,335	$ 619

Available-for-sale	December 31, 2007 Continuously in Unrealized Loss Position for a Period of					
	Less than 12 Months		12 Months or more		Total	
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
	(Dollars in thousands)					
Government-sponsored enterprises (GSEs)	$ -	$ -	$ 998	$ 2	$ 998	$ 2
State, county and municipal securities	6,955	117	1,634	32	8,589	149
Mortgage-backed securities issued by GSEs	3,021	29	8,579	136	11,600	165
Total	$ 9,976	$ 146	$ 11,211	$ 170	$ 21,187	$ 316

At December 31, 2008, 22 securities had been continuously in an unrealized loss position for less than 12 months and no securities had been continuously in an unrealized loss position for 12 months or more. The Company does not consider these investments to be other-than-temporarily impaired because the unrealized losses resulted primarily from higher interest rates, there have been no downgrades below "investment grade" of the credit ratings of the issuers, and there have been no delinquencies of scheduled principal or interest payments by any of the issuers. The contractual terms of securities issued by government-sponsored enterprises do not permit the issuer to settle the securities at a price less than the face amount of the securities. Although the Company classifies its investment securities as available-for-sale, management has not determined that any specific securities will be disposed of prior to maturity and believes that the Company has both the ability and the intent to hold those investments until a recovery of fair value, including until maturity. Also, there have been no significant adverse changes to a rating below investment grade of the credit ratings of any of the security issuers that would indicate that the Company will be unable to collect all principal and interest amounts according to contractual terms. Substantially all of the issuers of state, county and municipal securities held were rated at least "investment grade" as of December 31, 2008 and 2007.

The Bank is a member of the Federal Home Loan Bank of Atlanta ("FHLB") and, accordingly, is required to own restricted stock in that institution in amounts that may vary from time to time. Because of the restrictions imposed, the stock may not be sold to other parties, but is redeemable by the FHLB at the same price as that at which it was acquired by the Bank. The Company evaluates this security for impairment based on the probability of ultimate recoverability of the recorded amount of the investment. No impairment has been recognized based on this evaluation.

During 2008, the Company sold available-for-sale securities with amortized cost of $998 for proceeds of $1,014, resulting in gross realized gains of $16. The income tax provision charged to expense related to this gain was $6. During 2007, the Company sold available-for-sale securities with amortized costs totaling $2,473 for proceeds of $2,449, resulting in gross realized losses of $24. The income tax provision credited to expense applicable to the net realized losses was $8. During 2006, the Company did not sell any available-for-sale securities. There were no transfers of available-for-sale securities to other categories in 2008, 2007 or 2006.

At December 31, 2008 and 2007, securities with a carrying value of $22,724 and $2,199, respectively, were pledged as collateral to secure Federal Home Loan Bank advances, public deposits and other purposes.

NOTE 4 – LOANS

Loans consisted of the following:

	December 31, 2008	December 31, 2007
	(Dollars in thousands)	
Commercial, financial and agricultural	$ 42,734	$ 44,640
Real estate- construction	75,537	84,458
Real estate - mortgage	178,387	128,633
Installment loans to individuals	4,975	4,998
Loans, gross	301,633	262,729
Allowance for possible loan losses	(4,110)	(2,943)
Loans - net	$ 297,523	$ 259,786

At December 31, 2008, approximately $60,726 of loans were pledged as collateral to secure amounts borrowed from the Federal Home Loan Bank of Atlanta.

At December 31, 2008 and 2007, nonaccrual loans totaled $6,497 and $1,127, respectively. The gross interest income that would have been recorded under the original terms of the nonaccrual loans was $405, $164 and $318 in 2008, 2007 and 2006, respectively. The average amounts of impaired loans were $6,920, $1,255 and $2,171 for 2008, 2007 and 2006, respectively. Interest income recognized on impaired loans was $33, $34 and $68 in 2008, 2007 and 2006, respectively. The Bank had loans with payments past due ninety days or more and accruing interest totaling $714 as of December 31, 2008 and no such loans as of December 31, 2007. Variable rate and fixed rate loans totaled $154,628 and $147,006, respectively, at December 31, 2008.

Following is a summary of the Company's impaired loans:

	December 31, 2008	December 31, 2007
	(Dollars in thousands)	
Impaired loans		
No valuation allowance required	$ 3,912	$ 184
Valuation allowance required	5,887	990
Total impaired loans	$ 9,799	$ 1,174
Allowance for loan losses on impaired loans at year end	$ 1,655	$ 391

There were no irrevocable commitments to lend additional funds to debtors owing amounts on impaired loans at December 31, 2008.

Transactions in the allowance for loan losses are summarized below:

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Balance at January 1	$ 2,943	$ 2,423	$ 3,050
Provision charged to expense	2,880	1,045	1,110
Recoveries	669	804	442
Charge-offs	(2,382)	(1,329)	(2,179)
Balance at December 31	$ 4,110	$ 2,943	$ 2,423

NOTE 5 – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

	December 31,	
	2008	2007
	(Dollars in thousands)	
Land and land improvements	$ 1,214	$ 1,214
Building and leasehold improvements	3,774	3,743
Furniture and equipment	1,788	1,765
Vehicles	305	298
Total	7,081	7,020
Accumulated depreciation	(2,337)	(2,124)
Premises and equipment, net	$ 4,744	$ 4,896

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was $327, $380, and $388, respectively. Estimated useful lives and methods of depreciation for the principal items follow:

Type of Asset	Life in Years	Depreciation Method
Software	3	Straight-line
Furniture and equipment	5 to 7	Straight-line
Buildings and improvements	5 to 40	Straight-line
Vehicles	3	Straight-line

NOTE 6 – DEPOSITS

A summary of deposits follows:

	December 31, 2008	December 31, 2007
	(Dollars in thousands)	
Noninterest bearing demand	$ 15,331	$ 15,037
Interest bearing:		
Demand accounts	9,124	5,312
Money market accounts	92,106	99,496
Savings	608	607
	117,169	120,452
Time certificates of deposit, less than $100	132,898	101,671
Time certificates of deposit, $100 and over	60,818	83,516
	193,716	185,187
Total deposits	$ 310,885	$ 305,639

Interest expense on time deposits greater than $100 was $3,706, $4,182, and $3,294 in 2008, 2007 and 2006, respectively. Brokered deposits were $40,346 and $16,857 as of December 31, 2008 and 2007, respectively. As of December 31, 2008 and 2007, $41 and $17, respectively, of overdrawn demand deposit balances were reclassified as loans.

At December 31, 2008, the scheduled maturities of time deposits are as follows:

Year	Amount
	(Dollars in thousands)
2009	$ 164,031
2010	19,082
2011	6,733
2012	2,417
2013	1,452
Thereafter	1
Total time deposits	$ 193,716

NOTE 7 – SHORT-TERM BORROWINGS

The following table presents information about short-term FHLB advances for each of the years indicated.

	Years Ended December 31, 2008	2007	2006
	(Dollars in thousands)		
Outstanding at end of period	$ -	$ 5,000	$ -
Weighted average rate, end of period	0.00%	4.40%	0.00%
Maximum amount outstanding at any month end	$ -	$ 5,000	$ 8,500
Average amount outstanding during the period	$ 17	$ 169	$ 6,905
Weighted average rate during the period	1.98%	5.92%	4.36%

As of December 31, 2008, the banking subsidiary had an unused short-term credit accommodation available from an unrelated bank which allows the banking subsidiary to purchase up to $4,400 of federal funds. This line of credit is available generally on a one to fourteen day basis for general corporate purposes of the Bank and imposes various other conditions. The lender reserves the right to withdraw the line at its option.

NOTE 8 – LONG-TERM DEBT

The Company's long-term debt as of December 31, 2008 consisted of fixed rate notes issued to the Federal Home Loan Bank of Atlanta as follows:

	December 31, 2008	December 31, 2007
	(Dollars in thousands)	
Interest rate 3.31%, maturing 1/16/09	$ 5,000	$ -
Interest rate 3.342%, maturing 4/18/11	2,000	-
Interest rate 3.555%, maturing 5/2/11	2,000	-
Interest rate 4.09%, maturing 6/20/011	3,000	-
Interest rate 3.64%, maturing 4/17/12	2,000	-
Interest rate 3.79%, maturing 5/2/12	3,000	-
Intererst rate 3.695%, maturing 5/16/12	3,000	-
Interest rate 3.42% maturing 3/26/13	5,000	-
Interest rate 3.845%, maturing 4/17/13	2,000	-
Interest rate 3.852%, maturing 5/16/13	2,000	-
Total	$ 29,000	$ -

At December 31, 2008, the Bank had unused credit availability of up to $43,078 under the FHLB's various credit programs, subject to pledging and other requirements. The amount of eligible collateral instruments available as of December 31, 2008 to secure any additional FHLB borrowings totaled approximately $67,512.

NOTE 9 – CAPITAL TRUST AND JUNIOR SUBORDINATED DEBENTURES

On May 3, 2006, the Company sponsored the creation of a Delaware statutory trust, GrandSouth Capital Trust I, (the "Trust") and is the sole owner of the $247 of common securities issued by the Trust. On May 10, 2006, the Trust issued $8,000 in floating rate capital securities. The proceeds of this issuance, and the amount of the Company's investment in the common securities, were used to acquire $8,247 principal amount of the Company's floating rate junior subordinated debt securities due in 2036 ("Debentures"). These securities, and the accrued interest thereon, now constitute the Trust's sole assets. The interest rate associated with the debt securities, and the distribution rate on the common securities of the Trust, is adjustable quarterly at 3 month LIBOR plus 185 basis points (aggregating 3.275% at December 31, 2008). The Company may defer interest payments on the Debentures for up to 20 consecutive quarters, but not beyond the stated maturity of the Debentures. In the event that such interest payments are deferred by the Company, the Trust may defer distributions on the capital and common securities. In such an event, the Company would be restricted in its ability to pay dividends on its common stock and perform under obligations that are not senior to the Debentures.

The Debentures are redeemable at par at the option of the Company, in whole or in part, on any interest payment date on or after June 23, 2011. Prior to that date, the Debentures are redeemable at par plus a premium of up to 4.40% of par upon the occurrence of certain events that would have a negative tax effect on the Trust or that would cause it to be required to be registered as an investment company under the Investment Company Act of 1940 or that would cause trust preferred securities not to be eligible to be treated as Tier 1 capital by the Federal Reserve. Upon repayment or redemption of the Debentures, the Trust will use the proceeds of the transaction to redeem an equivalent amount of capital securities and common securities. The Trust's obligations under the capital securities are unconditionally guaranteed by the Company. In accordance with FASB Interpretation No. 46(R), the Trust is not consolidated in the Company's financial statements.

Junior subordinated debentures consisted of:

	December 31,	
	2008	2007
	(Dollars in thousands)	
Junior Subordinated Debt due to Unconsolidated Trust (1), dated May 10, 2006 maturing May 10, 2036, with variable interest rate based on 3-month LIBOR	$ 8,247	$ 8,247
Total	$ 8,247	$ 8,247

---

(1) Securities qualify as Tier 1 capital under the regulatory risk-based capital guidelines, subject to certain limitat

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's financial position or results of operations.

The Company has a ground lease on its main office location, which expires in 2021. The monthly lease payment is $1 for years one through eleven and increases incrementally to $2 per month by year sixteen. The Company also leases land upon which it constructed a branch office under a non-cancelable operating lease which expires in March, 2018. The lease requires monthly lease payments of $0.8 and contains four renewal options of five years each which contain provisions for adjustments to the monthly lease payments. The lease agreement requires the Company to pay all property taxes.

The future minimum lease payments due under the current operating leases are as follows:

Year	Amount
(Dollars in thousands)	
2009	$ 23
2010	23
2011	23
2012	23
2013	23
Thereafter	172
Total	$ 287

NOTE 11 – INCOME TAXES

The following summary of the provision for income taxes includes tax deferrals, which arise from temporary differences in the recognition of certain items of revenues and expense for tax and financial reporting purposes:

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Current			
Federal	$ 1,106	$ 1,717	$ 1,323
State	75	145	165
Total current	1,181	1,862	1,488
Deferred			
Federal provision (benefit)	(449)	(282)	273
Total income tax expense	$ 732	$ 1,580	$ 1,761

The income tax effects of cumulative temporary differences at December 31 are as follows:

	December 31,	
	2008	2007
	(Dollars in thousands)	
Deferred tax assets		
Allowance for loan losses	$ 957	$ 628
Nonaccrual loan interest	138	32
State net operating loss carryforward	137	113
Deferred compensation	127	109
Other	194	147
Gross deferred tax assets	1,553	1,029
Valuation allowance	(137)	(113)
Total	1,416	916
Deferred tax liabilities		
Unrealized net holding gains on available-for-sale securities	134	94
Accelerated depreciation	190	171
Other	139	107
Gross deferred tax liabilities	463	372
Net deferred income tax assets	$ 953	$ 544

The valuation allowance is related to the Company's stand-alone state net operating loss carryforwards. The portion of the change in net deferred tax assets or liabilities which is related to unrealized holding gains and losses on available-for-sale securities is charged or credited directly to other comprehensive income or loss. The balance of the change in net deferred tax assets is charged or credited to income tax expense. In 2008, 2007 and 2006, $40 was charged, $165 was charged and $141 was charged, respectively, to other comprehensive income or loss. In 2008, 2007 and 2006, $449 was credited, $282 was credited and $273 was charged, respectively, to income tax expense.

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate of 34% on income before income taxes as follows:

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Tax expense at statutory rate	$ 707	$ 1,489	$ 1,707
State income tax, net of federal income tax benefit	49	96	107
Tax-exempt interest income	(194)	(119)	(22)
Bank-owned life insurance increase	(65)	(60)	(57)
Other, net	235	174	26
Total	$ 732	$ 1,580	$ 1,761

NOTE 12 – RELATED PARTY TRANSACTIONS

Certain directors, executive officers and companies with which they are affiliated are customers of and have banking transactions, including loans and commitments to lend, with the Bank in the ordinary course of business. Such transactions are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions. A summary of loan and commitment transactions with directors and executive officers, including their affiliates, follows:

	Years ended December 31,	
	2008	2007
	(Dollars in thousands)	
Balance, beginning of year	$ 2,427	$ 2,946
New loans	1,937	611
Less - loan payments	(638)	(904)
Other	7	(226)
Balance, end of year	$ 3,733	$ 2,427

Deposits of directors and their related interests at December 31, 2008 and 2007 approximated $2,352 and $2,140, respectively.

During the third quarter of 2007, the Company's Chief Executive Officer and Chairman of the Board purchased from the Bank a 100% participation in two nonaccrual loans of an unaffiliated borrower totaling $811. Interest of $33 was collected in connection with the sale of the participation interest. The Bank made no commitments nor entered into any other agreements that would make it contingently liable to repurchase the participated interest.

The Company leases land from a relative of a director, shareholder and executive officer of the Company (see Note 10). Lease expenses charged to operations under these arrangements totaled $23, $9 and $9 in 2008, 2007 and 2006, respectively.

NOTE 13 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the ordinary course of business, and to meet the financing needs of its customers, the Bank is party to various financial instruments with off-balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and statndby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2008 and 2007, unfunded commitments to extend credit were $66,748 and $76,874, respectively. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate. At December 31, 2008 and 2007, there were outstanding letters of credit totaling $1,200 and $897, respectively.

NOTE 14 – EMPLOYEE BENEFIT PLAN

The Bank sponsors the GrandSouth Bank Profit Sharing Section 401(k) Plan (the "Plan") for the benefit of all eligible employees. The Bank contributes seventy-five percent of the first four percent of the employee's compensation contributed to the Plan. Contributions made to the Plan in 2008, 2007 and 2006 were $125, $118 and $67, respectively.

In 2001, supplemental benefits were approved by the Board of Directors for certain executive officers of the Bank. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, certain funding is provided informally and indirectly by life insurance policies owned by the Bank. The Company recorded net (income) expense related to these benefits of $52, $4 and $61 in 2008, 2007 and 2006, respectively.

NOTE 15 - STOCK OPTION PLAN

During 1998, the Board of Directors approved a stock option plan for the benefit of the directors, officers and employees. The plan provided that the Board could grant options to purchase up to 856,028 shares of common stock (after the shareholders approved an amendment to increase the number of shares in the plan at the 2005 Annual Meeting) at an exercise price per share not less than the fair market value on the date of grant. All options granted to directors, officers and employees vest 20 percent each year for five years and expire 10 years from the grant date. The related compensation expense of the options is recognized over the vesting period. The Company measures the fair value of each option award on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for awards granted in 2008, 2007 and 2006, as indicated in the following table:

	Years Ended December 31,		
	2008	2007	2006
Assumptions:			
Dividend yield	0.74%	0.72%	0.64%
Weighted average risk-free interest rate	3.11%	4.55%	5.04%
Weighted average expected volatility	26.61%	60.30%	31.14%
Weighted average expected life in years	6.50	6.00	8.00
Weighted average grant date fair value	$ 3.32	$ 6.35	$ 5.42

The Company determines the assumptions used in the Black-Scholes option-pricing model as follows: the dividend yield is based on the historical dividend yield of the Company's stock, adjusted to reflect the expected dividend yield over the expected life of the option, the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant; volatility is based on historical volatility adjusted to reflect the ways in which current information indicates that the future is reasonably expected to differ from the past; and the average life is based on historical behaviors of employees related to exercises, forfeitures and cancellations.

The following table summarizes the activity during 2008 related to stock options awarded by the Company:

	Year Ended December 31, 2008			
	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)	Intrinsic Value
	(Dollars in thousands, except per share)			
Outstanding at beginning of year	489,396	$ 6.04		
Granted	5,500	10.75		
Exercised	(192,207)	3.25		
Forfeited or expired	-	-		
Outstanding at end of year	302,689	$ 7.90	5.40	$ 116
Options outstanding and expected to vest	302,692	$ 7.90	5.40	$ 116
Options exercisable at year-end	211,374	$ 6.73	4.66	$ 116

The total intrinsic value of options exercised in 2008 and 2007 was $896 and $57, respectively.

As of December 31, 2008, total compensation costs of unvested options that have not yet been recognized were $240. Those compensation costs will be recognized over the remaining weighted average vesting period of 1.3 years.

Intrinsic value is calculated for shares granted, outstanding and exercisable by taking the closing price of the Company's common stock as of December 31, 2008, as reported by the OTCBB, and subtracting the exercise price of the each stock option grant. When the result is a positive number, the difference is multiplied by the number of options outstanding for each such grant and the total of those values is shown in the table.

Intrinsic value for shares exercised represents the closing price of the stock on the date of exercise as reported by the OTCBB less the actual exercise price of the options exercised multiplied by the number of options exercised. These intrinsic values are calculated for each exercise during the year and the resulting total is presented.

All share and per share values have been retroactively restated for all stock dividends since the date the options were granted. The Company issues authorized but unissued shares to satisfy option exercises. The stock option plan expired in 2008. Consequently, unexpired options granted under the Plan remain outstanding subject to their terms, but no more options may be granted under the Plan.

NOTE 16 – SHAREHOLDERS' EQUITY

Preferred Stock – On December 22, 2008, the Company's shareholders approved amendments of its Articles of Incorporation authorizing the issuance of up to 20,000,000 shares of preferred stock in one or more series. On January 9, 2009, the Company entered into and consummated a Letter Agreement ("Agreement") with the United States Department of the Treasury ("Treasury"). Pursuant to the Agreement, the Company issued 9,000 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series T, having a liquidation amount per share of $1,000 to the Treasury for proceeds of $9,000. Cumulative dividends are payable at a rate of 5% per year for each of the first five years and thereafter at a rate of 9% per year. The Company may not pay cash dividends on its common stock if the preferred dividends are in arrears. Until January 9, 2012, the Agreement generally restricts the Company's ability to redeem these preferred shares, to increase its common stock dividends, or to repurchase its common stock or other equity or capital securities. Furthermore, the terms of the Agreement could limit the amount, nature, and tax deductibility of compensation paid by the Company to its executive management. These shares generally have no voting rights.

Without the payment of any additional consideration, the Treasury also received and immediately exercised a warrant to purchase 450 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series W. The terms of this series of preferred stock are nearly identical to the terms of the Series T Preferred Stock, except that the Series W Preferred Stock pays cumulative dividends at a rate of 9% per year and may not be redeemed while share of the Series T Preferred Stock are outstanding.

Both Series T and Series W Preferred Stock are treated as components of Tier 1 capital for purposes of computing the Company's regulatory capital ratios.

Restrictions on Subsidiary Dividends, Loans or Advances – In addition to the restrictions specified under the heading "Preferred Stock," South Carolina banking regulations restrict the amount of dividends that banks can pay to shareholders. Any of the banking subsidiary's dividends to the parent company which exceed in amount the subsidiary's current year-to-date earnings ($1,659 at December 31, 2008) are subject to the prior approval of the South Carolina Commissioner of Banking. Therefore, $28,820 of the Company's equity in the net assets of the Bank was restricted as of December 31, 2008. In addition, dividends paid by the banking subsidiary to the parent company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are generally limited to 10% of the Bank's capital stock and surplus on a secured basis. Furthermore, in the event that interest payments on the junior subordinated debentures (see Note 9) are deferred by the Company, the Company would be restricted in its ability to pay dividends on its common stock. The terms of the Company's preferred stock also impose limits on its ability to pay dividends.

Stock Dividends - The Company's Board of Directors declared a 10% stock dividend on July 19, 2006. All per share information has been retroactively adjusted to give effect to the stock dividend.

Accumulated Other Comprehensive Income (Loss) - As of December 31, 2008 and 2007, accumulated other comprehensive income (loss) included as a component of shareholders' equity in the consolidated balance sheets consisted of accumulated changes in the unrealized holding gains and (losses) on available-for-sale securities, net of income tax effects, amounting to $263 and $184, respectively.

Earnings per Share - Net income per share, basic and net income per share, assuming dilution, were computed as follows:

	Years Ended December 31,		
	2008	2007	2006
	(Dollars in thousands, except per share amounts)		
Net income per share, basic			
Numerator - net income	$ 1,348	$ 2,799	$ 3,260
Denominator			
Weighted average common shares issued and outstanding	3,454,515	3,373,909	3,372,065
Net income per share, basic	$ .39	$ .83	$ .97
Net income per share, assuming dilution			
Numerator			
Net income	$ 1,348	$ 2,799	$ 3,260
Denominator			
Weighted average common shares issued and outstanding	3,454,515	3,373,909	3,372,065
Effect of dilutive stock options	-	251,042	281,784
Total shares	3,454,515	3,624,951	3,653,849
Net income per share, assuming dilution	$ .39	$ .77	$ .89

Weighted average common shares outstanding have been retroactively restated to reflect a 10% stock dividend declared on July 19, 2006.

Regulatory Capital - All bank holding companies and banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, bank holding companies and banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiary to maintain minimum amounts and ratios set forth in the table below of Total and Tier 1 Capital, as defined in the regulations, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2008 and 2007, that the Company and its subsidiary bank exceeded all capital adequacy minimum requirements.

As of December 31, 2008, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized as defined in the Federal Deposit Insurance Act, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. Bank holding companies with higher levels of risk, or that are experiencing or anticipating significant growth, are expected by the Federal Reserve to maintain capital well above the minimums. The Company's and Bank's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum for Capital Adequacy		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2008						
Tier 1 Capital (to Average Assets)						
Company	$30,999	8.3%	$14,942	4.0%	NA	NA
GrandSouth Bank	30,112	8.1%	14,930	4.0%	$18,641	5.0%
Tier 1 Capital (to Risk Weighted Assets)						
Company	$30,999	10.0%	$12,454	4.0%	NA	NA
GrandSouth Bank	30,112	9.7%	12,440	4.0%	$18,660	6.0%
Total Capital (to Risk Weighted Assets)						
Company	$35,135	11.3%	$24,908	8.0%	NA	NA
GrandSouth Bank	34,002	10.9%	24,880	8.0%	$31,099	10.0%
December 31, 2007						
Tier 1 Capital (to Average Assets)						
Company	$28,850	8.4%	$13,750	4.0%	NA	NA
GrandSouth Bank	27,526	8.6%	12,869	4.0%	$16,087	5.0%
Tier 1 Capital (to Risk Weighted Assets)						
Company	$28,850	10.1%	$11,414	4.0%	NA	NA
GrandSouth Bank	27,526	9.6%	11,432	4.0%	$17,148	6.0%
Total Capital (to Risk Weighted Assets)						
Company	$32,489	11.4%	$22,828	8.0%	NA	NA
GrandSouth Bank	30,469	10.7%	22,864	8.0%	$28,580	10.0%

NOTE 17 – DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 157, "Fair Value Measurements," which became effective for the Company on January 1, 2008 provides a consistent definition of fair value, establishes a framework for measuring fair value and expands the disclosures about fair value. In February 2008, the Financial Accounting Standards Board Staff issued FSP FAS 157-2 which deferred for one year the effective date of the application of SFAS No. 157 to nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Accordingly, the Company has only partially applied SFAS No. 157. There are currently no major categories of assets or liabilities disclosed at fair value in the financial statements for which the Company has not applied the provisions of SFAS No. 157. It is expected that the initial application of the deferred provisions of SFAS No. 157 will not have a material effect on the Company's financial position, its result of operations or cash flows.

No cumulative effect adjustments were required upon initial application of SFAS No. 157. Available-for-sale securities continue to be measured at fair value with unrealized gains and losses, net of income taxes, recorded in other comprehensive income or (loss).

SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115," was effective for the Company on January 1, 2008. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value with changes in the unrealized gains and losses on those items included in earnings. The Company's decision about whether to elect the fair value option generally may be applied on an instrument-by-instrument basis, is irrevocable (unless a new election date occurs), and is applied to an entire instrument and not to only specific risks, specific cash flows or portions of that instrument. The objective of the Statement is to improve financial reporting by providing entities with the opportunity to mitigate the volatility of reported earnings caused by measuring related assets and liabilities without having to apply complex hedge accounting provisions. The Statement also provided for enhanced presentation and disclosure requirements to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Generally, the option to value an asset or liability at fair value must be exercised at the date that the Company first recognizes the asset or liability. The Company has not elected to value any assets or liabilities at fair value pursuant to SFAS No. 159.

Under SFAS No. 157, fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. Fair value under this Standard may reflect actual transaction prices or may reflect the application of valuation techniques if the transaction was between related parties, the transaction occurred under duress, or other circumstances where the transaction price may not be indicative of the fair value of the particular asset or liability. When valuation techniques are used, the inputs may be either observable or unobservable. SFAS 157 establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation technique. Assets or liabilities may be measured at fair value on either a recurring basis or a non-recurring basis. SFAS No. 157 proscribes different disclosures requirements for those different measurement attributes.

When available, fair value is based upon quoted market prices in active markets for identical assets or liabilities (Level 1 inputs) or for similar assets and liabilities or upon inputs that are observable for the asset or liability, either directly or indirectly (Level 2 inputs). When neither Level 1 nor Level 2 inputs are available, the Company may use unobservable inputs which may be significant to the fair value measurement (Level 3). The lowest level of input that is significant to the fair value measurement determines an item's categorization within the fair value hierarchy.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis in the Consolidated Balance Sheets, including the general classification of such instruments pursuant to the valuation hierarchy.

		Fair Value Measurement at Reporting Date Using		
Description	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(Dollars in thousands)	
Securities available-for-sale		$ -	$ 47,378	$ -

Pricing for the Company's securities available-for-sale is obtained from an independent third-party that uses a process that may incorporate current prices, benchmark yields, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, other reference items and industry and economic events that a market participant would be expected to use as inputs in valuing the securities. Not all of the inputs listed apply to each individual security at each measurement date. The independent third party assigns specific securities into an "asset class" for the purpose of assigning the applicable level of the fair value hierarchy used to value the securities. The methods used after adoption of SFAS No. 157 are consistent with the methods used previously.

The following is a description of the valuation methodologies used for financial instruments measured at fair value on a non-recurring basis in the Consolidated Balance Sheets including the general classification of such instruments pursuant to the valuation hierarchy.

		Fair Value Measurement at Reporting Date Using		
Description	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(Dollars in thousands)	
Collateral-dependent impaired loans	$ -	$ 9,799	$ -	

Fair values of collateral dependent impaired loans are estimated based on recent appraisals of the underlying properties or other information derived from market sources.

SFAS No. 107, *"Disclosures about Fair Values of Financial Instruments,"* as amended, requires disclosure of the estimated fair value of on-balance sheet and off-balance sheet financial instruments. A financial instrument is defined by SFAS No. 107 as cash, evidence of an ownership interest in an entity or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from a second entity on potentially favorable or unfavorable terms.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. No active trading market exists for a significant portion of the Company's financial instruments. Fair value estimates for these instruments are based on management's judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are specifically excluded from the disclosure requirements include net deferred tax assets, interest receivable and payable, assets acquired in settlement of loans, bank owned life insurance, goodwill, other assets and liabilities, and premises and equipment. In addition, the income tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The following methods and assumptions were used by the Company in estimating the fair values of its financial instruments:

For cash and due from banks and federal funds sold, the carrying amount approximates fair value because these instruments generally mature in 90 days or less. The carrying amounts of interest receivable and interest payable approximate their fair values.

The fair value of certificates of deposit with other banks are estimated using discounted cash flow analyses, using interest rates currently offered for instruments with the same remaining maturity.

The fair value of debt securities issued by government-sponsored enterprises is estimated based on published closing quotations. The fair value of state, county and municipal securities is generally not available from published quotations; consequently, their fair values estimates are based on matrix pricing or quoted market prices of similar instruments adjusted for credit quality differences between the quoted instruments and the securities being valued. Fair value for mortgage-backed securities is estimated primarily using dealers' quotes.

The fair value of other investments approximates the carrying amount.

Fair values are estimated for loans using discounted cash flow analyses, using interest rates currently offered for loans with similar terms and credit quality. The Company does not engage in originating, holding, guaranteeing, servicing or investing in loans where the terms of the loan product give rise to a concentration of credit risk.

The fair value of deposits with no stated maturity (noninterest bearing demand, interest bearing demand and money market accounts and savings) is estimated as the amount payable on demand, or carrying amount. The fair value of time deposits is estimated using a discounted cash flow calculation that applies rates currently offered to aggregate expected maturities.

The fair values of the Company's short-term borrowings, approximate their carrying amounts.

The fair values of variable rate long-term debt instruments are estimated at the carrying amount.

The estimated fair values of off-balance-sheet financial instruments such as loan commitments and standby letters of credit are generally based upon fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' creditworthiness. The vast majority of the banking subsidiary's loan commitments do not involve the charging of a fee, and fees associated with outstanding standby letters of credit are not material. For loan commitments and standby letters of credit, the committed interest rates are either variable or approximate current interest rates offered for similar commitments. Therefore, the estimated fair values of these off-balance-sheet financial instruments are nominal.

The following is a summary of the carrying amounts and estimated fair values of the Company's financial assets and liabilities:

	December 31,			
	2008		2007	
	Carrying Amount of Assets (Liabilities)	Estimated Fair Value of Assets (Liabilities)	Carrying Amount of Assets (Liabilities)	Estimated Fair Value of Assets (Liabilities)
	(Dollars in thousands)			
Financial Assets:				
Cash and due from banks	$ 2,329	$ 2,329	$ 4,287	$ 4,287
Interest bearing transaction accounts with other banks	8,453	8,453	298	298
Federal funds sold	429	429	4,420	4,420
Certificates of deposit with other banks	2,000	2,104	-	-
Securities available-for-sale	47,378	47,378	59,567	59,567
Other investments	1,926	1,926	765	765
Loans, net	297,523	297,872	259,786	259,911
Interest receivable	2,077	2,077	2,313	2,313
Financial Liabilities:				
Deposits	310,885	313,445	305,639	306,514
Short-term borrowings	-	-	5,000	5,000
Long-term debt	37,247	38,661	8,247	8,247
Interest payable	639	639	754	754
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Off-balance-sheet commitments				
Loan commitments	$ 66,748	$ -	$ 76,874	$ -
Standby letters of credit	1,200	-	897	-

NOTE 18 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Impact of Recent Accounting Changes

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141(R), "Business Combinations" ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or any gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and effects of the business combination. SFAS 141(R) is effective for acquisitions by the Company taking place on or after January, 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end entity is required to record and disclose business combinations following the new accounting guidance beginning January 1, 2009. The Company will assess the effect of SFAS 141(R) if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (formerly known as "minority interests"). As a result, diversity in practice exists. In some cases, minority interests are reported as a liability and in other cases it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest as equity in the consolidated financial statements and separate from the parent company's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income in the consolidated income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transaction if the parent retains its controlling financial interest. In addition, this statement requires that parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interest of the parent and its noncontrolling interests. SFAS 160 was effective for the Company on January 1, 2009 and had no effect on the Company's financial position, results of operations or cash flows.

In February 2008, the FASB issued FASB Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). This Staff Position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). The intent of this Staff Position is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other U.S. generally accepted accounting principles. This Staff Position was effective for the Company on January 1, 2009 and had no material impact on the Company's financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"). SFAS 161 requires enhanced disclosure about an entity's derivative and hedging activities, thereby improving the transparency of financial reporting. It requires that the objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation thereby conveying the purpose of derivative use in terms of the risks that the entity is intending to manage. SFAS was effective for the Company on January 1, 2009 and will result in additional disclosure if the Company enters into any material derivative or hedging activities.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles ("GAAP") is the United States (the GAAP hierarchy). SFAS 162 was effective November 15, 2008. The FASB has stated that it does not expect that SFAS 162 will result in a change in current practice. The application of SFAS 162 had no effect on the Company's financial position, results of operations or cash flows.

In May 2008, the FASB issued FASB Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). This Staff Position specifies that issuers of convertible debt instruments that may be settled in cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent period. FSP APB 14-1 provides guidance for initial and subsequent measurement as well as derecognition provisions. The Staff Position was effective as of January 1, 2009 and had no material effect on the Company's financial position, results of operations or cash flows.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities" ("FSP EITF 03-6-1"). This Staff Position provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and must be included in the earnings per share computation. FSP EITF 03-6-1 was effective January 1, 2009 and had no effect on the Company's financial position, results of operations, earnings per share or cash flows.

FASB Staff Position SFAS 133-1 and FIN 45-4 "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" ("FSP SFAS 133-1 and FIN 45-4") was issued in September 2008 effective for reporting periods (annual or interim) ending after November 15, 2008. FSP SFAS 133-1 and FIN 45-4 amends SFAS 133 to require the seller of credit derivatives to disclose the nature of the credit derivative, the maximum potential amount of future payments, the fair value of the derivative, and the nature of any recourse provisions. Disclosures must be made for entire hybrid instruments that have embedded credit derivatives.

FSP SFAS 133-1 and FIN 45-4 also amends FASB Interpretation No. 45 ("FIN 45") to require disclosure of the current status of the payment/performance risk of the credit derivative guarantee. If an entity utilizes internal groupings as a basis for the risk, disclosure must also be made of how the groupings are determined and how the risks are managed.

The Staff Position encourages that the amendments be provided in periods earlier than the effective date to facilitate comparisons at initial adoption. After initial adoption, comparative disclosures are required only for subsequent periods.

FSP SFAS 133-1 and FIN 45-4 clarifies the effective date of SFAS 161 such that required disclosures should be provided for any reporting period (annual or interim) beginning after November 15, 2008. The adoption of this Staff Position had no material effect on the Company's financial position, results of operations or cash flows.

The Securities and Exchange Commission's Office of the Chief Accountant and the staff of the FASB issued press release 2008-234 on September 30, 2008 ("Press Release") to provide clarification about fair value accounting. The Press Release includes guidance on the use of management's internal assumptions and the use of "market" quotes. It also reiterates the factors in SEC Staff Accounting Bulletin Topic 5M which should be considered when determining other-than-temporary impairment: the length of time and extent to which the market value has been less than cost; financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

On October 10, 2008, the FASB issued FSP SFAS 157-3 "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP SFAS 157-3"). This FSP clarifies the application of SFAS No. 157 "Fair Value Measurements") (see Note N) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. The FSP was effective upon issuance, including prior periods for which financial statements had not yet been issued.

The Company considered guidance in the Press Release and in FSP SFAS 157-3 when conducting its review for other-than temporary impairment as of December 31, 2008 as discussed in Note 3.

FSP SFAS 140-4 and FIN 46(R)-8 "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interest in Variable Interest Entities" was issued in December 2008 to require public companies to disclose additional information about transfers of financial assets and any involvement with variable interest entities. The FSP also requires certain disclosures for public entities that are sponsors and servicers of qualifying special purpose entities. The FSP is effective for the first reporting period ending after December 15, 2008. Application of this FSP had no impact on the financial position of the Company.

NOTE 19 – GRANDSOUTH BANCORPORATION (PARENT COMPANY ONLY)

	December 31, 2008	December 31, 2007
	(Dollars in thousands)	
Condensed Balance Sheets		
Assets		
Cash	$ 319	$ 343
Investment in banking subsidiary	31,112	28,447
Due from subsidiary	41	968
Investment in capital trust	247	247
Deferred tax asset	962	787
Total assets	$ 32,681	$ 30,792
Liabilities		
Other liabilities	$ 78	$ 78
Junior subordinated debt	8,247	8,247
Shareholders' equity	24,356	22,467
Total liabilities and shareholders' equity	$ 32,681	$ 30,792

	Years Ended December 31, 2008	2007	2006
	(Dollars in thousands)		
Condensed Statements of Income			
Income			
Dividends received from banking subsidiary	$ 516	$ 900	$ -
Other income	13	18	12
Total income	529	918	12
Expenses			
Interest expense	432	599	495
Other expenses	67	84	76
Total expenses	499	683	571
Income before income taxes and equity in undistributed earnings of banking subsidiary	30	235	(559)
Income tax benefit	(175)	(238)	(188)
Equity in undistributed earnings of banking subsidiary	1,143	2,326	3,631
Net income	$ 1,348	$ 2,799	$ 3,260

	2008	2007	2006
	(Dollars in thousands)		
Condensed Statements of Cash Flows			
Operating activities			
Net income	$ 1,348	$ 2,799	$ 3,260
Adjustments to reconcile net income to net cash provided (used) by operating activities			
Deferred income taxes	(175)	(238)	(175)
Other liabilities	(2)	-	28
Share-based compensation	-	121	110
Decrease (increase) in due from subsidiary	-	(120)	(111)
Equity in undistributed net income of banking subsidiary	(1,143)	(2,326)	(3,631)
Net cash provided provided by (used for) operating activities	28	236	(519)
Investing activities			
Investment in banking subsidiary	(400)	-	(3,050)
Investment in capital trust	-	-	(247)
Net cash used for investing activities	(400)	-	(3,297)
Financing activities			
Proceeds of issuance of junior subordinated debentures	-	-	8,247
Proceeds from other borrowings	-	-	100
Repayments of other borrowings	-	-	(4,000)
Exercise of stock options	624	25	12
Cash dividends paid	(276)	(268)	(252)
Cash paid in lieu of fractional shares	-	-	(5)
Net cash (used for) provided by financing activities	348	(243)	4,102
(Decrease) increase in cash and cash equivalents	(24)	(7)	286
Cash and cash equivalents, beginning	343	350	64
Cash and cash equivalents, ending	$ 319	$ 343	$ 350

	2008	2007	2006
Supplemental Schedule of Non-Cash Investing and Financing Activities			
Dividends declared but unpaid	$ 71	$ 69	$ 67
Stock dividend	$ -	$ -	$ 4,592
Noncash transfers from due from subsidiary to investment in subsidiary bank	$ 1,043	$ -	$ -
Other comprehensive income of subsidiary bank, after income taxes	$ 79	$ 332	$ 223

Board of Directors, GrandSouth Bancorporation and GrandSouth Bank

Ronald K. Earnest	President and Chief Operating Officer, GrandSouth Bancorporation President and Chief Executive Officer, GrandSouth Bank
Harold E. Garrett	Owner, Garrett's Discount Golf Carts
Mason Y. Garrett	Chairman and Chief Executive Officer, GrandSouth Bancorporation
Michael L. Gault	Owner, Gault's Service Center (Food Mart – Service Center) Partner, Sentelle and Gault (Real estate)
Baety O. Gross, Jr.	Attorney
S. Hunter Howard, Jr.	President and Chief Executive Officer, South Carolina Chamber of Commerce
S. Blanton Phillips	Owner and Chief Executive Officer, BPS, Inc. (Temporary staffing firm)
J. Calhoun Pruitt, Jr.	Attorney, Pruitt and Pruitt